SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of operations	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2012 to 06/30/2012	7
01/01/2011 to 06/30/2011	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of operations	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2012 to 06/30/2012	15
01/01/2011 to 06/30/2011	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	43
Comments on Company’s Business Projections	110
Other information deemed relevant by the Company	112
Reports and statements
Report on review of interim financial information	n/a
Management statement of interim financial information	115
Management statement on the report on review of interim financial information	116

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 6/30/2012
Paid-in Capital
Common	432,872
Preferred	0
Total	432,872
Treasury shares
Common	600
Preferred	0
Total	600

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2012	PRIOR YEAR 12/31/2012
1	Total Assets	6,593,089	6,665,289
1.01	Current Assets	2,381,754	2,275,354
1.01.01	Cash and cash equivalents	14,618	32,226
1.01.01.01	Cash and banks	14,284	31,116
1.01.01.02	Short-term investments	334	1,110
1.01.02	Short-term investments	129,132	90,962
1.01.02.01	Short-term investments	129,132	90,962
1.01.02.01.02	Short-term investments – held for sale	129,132	90,962
1.01.03	Accounts receivable	1,250,824	1,390,694
1.01.03.01	Trade accounts receivable	1,250,824	1,390,694
1.01.03.01.01	Receivables from clients of developments	1,214,324	1,381,420
1.01.03.01.02	Receivables from clients of construction and services rendered	36,500	9,274
1.01.04	Inventories	693,143	504.489
1.01.04.01	Properties for sale	693,143	504,489
1.01.07	Prepaid expenses expenses	74,848	41,947
1.01.07.01	Prepaid expenses and others	74,848	41,947
1.01.08	Other current assets	219,189	215,036
1.01.08.01	Non current assets for sale	26,462	65,969
1.01.08.01.01	Land available for sale	26,462	65,969
1.01.08.03	Others	192,727	149,067
1.01.08.03.01	Others accounts receivable and others	23,121	26,503
1.01.08.03.02	Derivative financial instruments	9,603	4,418
1.01.08.03.03	Receivables from related parties	160,003	118,146
1.02	Non Current assets	4,211,335	4,389,935
1.02.01	Non current assets	480,665	730,559
1.02.01.03	Accounts receivable	194,452	169,666
1.02.01.03.01	Receivables from clients of developments	194,452	169,666
1.02.01.04	Inventories	109,607	405,958
1.02.01.04.01	Properties for sale	109,607	405,958
1.02.01.09	Others non current assets	176,606	154,935
1.02.01.09.03	Others accounts receivable and others	106,215	95,869
1.02.01.09.04	Receivables from related parties	70,391	59,066
1.02.02	Investments	3,683,699	3,616,333
1.02.02.01	Interest in associates and affiliates	3,512,095	3,433,220
1.02.02.01.02	Interest in subsidiaries	3,203,935	3,134,293
1.02.02.01.04	Other investments	308,160	298,927
1.02.02.02.	Interest in subsidiaries	171,604	183,113
1.02.02.02.01	Interest in subsidiaries - goodwill	171,604	183,113
1.02.03	Property and equipment	13,841	12,074
1.02.03.01	Operation property and equipment	13,841	12,074
1.02.04	Intangible assets	33,130	30,969
1.02.04.01	Intangible assets	33,130	30,969

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2012	PRIOR YEAR 12/31/2011
2	Total Liabilities	6,593,089	6,665,289
2.01	Current liabilities	1,906,949	2,877,234
2.01.01	Social and labor obligations	42,012	26,996
2.01.01.02	Labor obligations	42,012	26,996
2.01.01.02.01	Salaries, payroll charges and profit sharing	42,012	26,996
2.01.02	Suppliers	45,425	54,295
2.01.02.01	Local suppliers	45,425	54,295
2.01.03	Tax obligations	31,760	50,868
2.01.03.01	Federal tax obligations	31,760	50,868
2.01.04	Loans and financing	800,642	2,007,964
2.01.04.01	Loans and financing	511,768	721,788
2.01.04.02	Debentures	288,874	1,286,176
2.01.05	Others obligations	948,243	702,236
2.01.05.01	Payables to related parties	570,713	198,197
2.01.05.02	Others	377,530	504,039
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	158,224	232,792
2.01.05.02.05	Other obligations	77,125	98,773
2.01.05.02.06	Payables to venture partners	110,555	139,907
2.01.05.02.07	Obligations assumed on the assignment of receivables	31,626	32,567
2.01.06	Provisions	38,867	34,875
2.01.06.01	Tax, labor and civel lawsuits	38,867	34,875
2.01.06.01.01	Tax lawsuits	1,536	1,894
2.01.06.01.02	Labor lawsuits	17,267	14,968
2.01.06.01.04	Civel lawsuits	20,064	18,013
2.02	Non current liabilities	2,056,420	1,139,582
2.02.01	Loans and financing	1,543,769	444,705
2.02.01.01	Loans and financing	664,445	444,705
2.02.01.01.01	Loans and financing in local currency	664,445	444,705
2.02.01.02	Debentures	879,324	0
2.02.02	Others obligations	374,161	554,354
2.02.02.02	Others	374,161	554,354
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	47,372	53,467
2.02.02.02.04	Other liabilities	55,218	36,489
2.02.02.02.05	Payables to venture partners	124,628	200,056
2.02.02.02.06	Obligations assumed on the assignment of receivables	146,943	264,342
2.02.03	Deferred taxes	63,814	66,801
2.02.03.01	Deferred income tax and social contribution	63,814	66,801
2.02.04	Provisions	74,676	73,722
2.02.04.01	Tax, labor and civel lawsuits	74,676	73,722
2.03	Equity	2,629,720	2,648,473
2.03.01	Capital	2,734,159	2,734,157
2.03.02	Capital Reserves	29,779	18,066
2.03.02.04	Granted options	100,996	89,283
2.03.02.07	Reserve for expenditures with public offering	(71,217)	(71,217)
2.03.04	Reserves	(1,731)	(1,731)
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Accumulated losses	(132,487)	(102,019)

INDIVIDUAL STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 4/1/2012 to 6/30/2012	YEAR TO DATE 1/1/2012 to 6/30/2012	PRIOR YEAR QUARTER 4/1/2011 to 6/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 6/30/2011
3.01	Gross Sales and/or Services	339,774	652,796	306,420	541,332
3.01.01	Real estate development and sales and construction services rendered	359,851	714,897	328,942	586,836
3.01.03	Taxes on sales and services	(20,077)	(62,101)	(22,522)	(45,504)
3.02	Cost of sales and/or services	(265,260)	(508,740)	(296.923)	(509,050)
3.02.01	Cost of real estate development	(265,260)	(508,740)	(296.923)	(509,050)
3.03	Gross profit	74,514	144,056	9,497	32,282
3.04	Operating expenses/income	(28,256)	(84,601)	(37,539)	(90,839)
3.04.01	Selling expenses	(28,115)	(50,473)	(32,219)	(53,567)
3.04.02	General and administrative expenses	(33,068)	(66,059)	(23,933)	(45,231)
3.04.05	Other operating expenses	(6,706)	(20,160)	(30,814)	(55,537)
3.04.05.01	Depreciation and amortization	252	(11,216)	(14,835)	(22,385)
3.04.05.02	Other operating expenses	(6,958)	(8,944)	(15,979)	(33,152)
3.04.06	Equity pick-up	39,633	52,091	49,427	63,496
3.05	Income (loss) before financial results and income taxes	46,258	59,455	(28,042)	(58,557)
3.06	Financial	(51,447)	(92,909)	(23,719)	(41,504)
3.06.01	Financial income	4,941	9,112	9,688	20,829
3.06.02	Financial expenses	(56,388)	(102,021)	(33,407)	(62,333)
3.07	Income before income taxes	(5,189)	(33,454)	(51,761)	(100,061)
3.08	Income and social contribution taxes	6.235	2,986	19,919	24,927
3.08.01	Current	6,979	0	0	0
3.08.02	Deferred	(744)	2,986	19,919	24,927
3.09	Income (loss) from continuing operation	1,046	(30,468)	(31,842)	(75,134)
3.11	Income (loss) for the period	1,046	(30,468)	(31,842)	(75,134)
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	0.00240	(0.07050)	(0,07380)	(0,17420)
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	0.00240	(0.07050)	(0,07380)	(0,17420)

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 4/1/2012 to 6/30/2012	YEAR TO DATE 1/1/2012 to 6/30/2012	PRIOR YEAR QUARTER 4/1/2011 to 6/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 6/30/2011
4.01	Income (loss) for the period	1,046	(30,468)	(31,842)	(75,134)
4.03	Comprehensive income (loss) for the period	1,046	(30,468)	(31,842)	(75,134)

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 6/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 6/30/2011
6.01	Net cash from operating activities	278,879	(240,147)
6.01.01	Cash generated in the operations	(31,223)	(65,094)
6.01.01.01	Loss before income and social contribution taxes	(33,455)	(100,061)
6.01.01.02	Equity pick-up	(52,091)	(63,496)
6.01.01.03	Stock options expenses	11,423	6,310
6.01.01.04	Unrealized interest and finance charges, net	1,361	53,989
6.01.01.05	Derivatives financial instruments	(5,186)	215
6.01.01.06	Depreciation and amortization	11,216	22,385
6.01.01.07	Provision for legal claims	14,935	14,578
6.01.01.08	Provision for profit sharing	12,800	0
6.01.01.09	Warranty provision	1,164	986
6.01.01.10	Write-off of property and equipment, net	1,186	0
6.01.01.11	Allowance for doubtful accounts	5,663	0
6.01.01.12	Provision for realization of non-financial assets – properties for sale	(9,315)	0
6.01.01.13	Provision for penalties due to delay in construction works	(2,433)	0
6.01.01.14	Write-off of Cipesa’s goodwill due to sale of landbank	11,509	0
6.01.02	Variation in Assets and Liabilities	310,102	(175,053)
6.01.02.01	Trade accounts receivable	109,421	(96,158)
6.01.02.02	Properties for sale	156,519	46,086
6.01.02.03	Other accounts receivable	(6,967)	(358,369)
6.01.02.04	Prepaid expenses	(32,902)	2,054
6.01.02.05	Obligations for purchase of land and adv. from customers	(80,665)	51,277
6.01.02.06	Taxes and contributions	(19,107)	(2,568)
6.01.02.07	Suppliers	(8,871)	7,514
6.01.02.08	Salaries and payable charges	2,222	(6,816)
6.01.02.09	Transactions with related parties	330,660	115,629
6.01.02.10	Other obligations	(4,833)	65,835
6.01.02.11	Assignment of credits receivable, net	(135,375)	463
6.02	Net cash from investing activities	(81,284)	31,350
6.02.01	Purchase of property and equipment and intangible assets	(16,330)	(15.149)
6.02.02	Additional investments in subsidiaries	(26,784)	(25,909)
6.02.03	Redemption of short-term investments	61,293	1,142,929
6.02.04	Short-term investments	(99,463)	(1,070,520)
6.03	Net cash from financing activities	(215,203)	174,587
6.03.01	Capital increase	2	1,591
6.03.02	Loans and financing obtained	226,599	427,659
6.03.03	Payment of loans and financing	(336,218)	(332,196)
6.03.04	CCI - Assignment of credits receivable	10,519	43,468
6.03.06	Loan transactions with related parties	(11,325)	(10,935)
6.03.07	Payables to venture partners	(104,780)	45,000
6.05	Net decrease of cash and cash equivalents	(17,608)	(34,210)
6.05.01	Cash and cash equivalents at the beginning of the period	32,226	66,092
6.05.02	Cash and cash equivalents at the end of the period	14,618	31,882

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 06/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,734,157	16,335	0	(102,019)	0	2,648,473
5.03	Opening adjusted balance	2,734,157	0	0	(102,019)	0	2,648,473
5.04	Capital transactions with shareholders	2	11,713	0	0	0	11,715
5.04.01	Capital increase	2	0	0	0	0	2
5.04.03	Stock options plan	0	11,713	0	0	0	11,713
5.05	Total of comprehensive loss	0	0	0	(30,468)	0	(30,468)
5.05.01	Loss for the period	0	0	0	(30,468)	0	(30,468)
5.07	Closing balance	2,734,159	28,048	0	(132,487)	0	2,629,720

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 06/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total equity
5.01	Opening balance	2,729,198	294,148	547,404	0	0	3,570,750
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	0	0	3,570,750
5.04	Capital transactions with shareholders	1,591	9,414	0	0	0	11,005
5.04.01	Capital increase	1,591	0	0	0	0	1,591
5.04.03	Stock options plan	0	9,414	0	0	0	9,414
5.05	Comprehensive Income	0	0	0	(75,134)	0	(75,134)
5.05.01	Loss for the period	0	0	0	(75,134)	0	(75,134)
5.07	Closing balance	2,730,789	303,562	547,404	(75,134)	0	3,506,621

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 6/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 6/30/2011
7.01	Revenues	714,897	586,836
7.01.01	Real estate development, sale and services	720,560	586,836
7.01.04	Allowance for doubtful accounts	(5,663)	0
7.02	Inputs acquired from third parties	(500,897)	(475,484)
7.02.01	Cost of Sales and/or Services	(467,983)	(441,980)
7.02.02	Materials, energy, outsourced labor and other	(32,914)	(33,504)
7.03	Gross added value	214,000	11,352
7.04	Retentions	(11,216)	(22,385)
7.04.01	Depreciation, amortization and depletion	(11,216)	(22,285)
7.05	Net added value produced by the Company	202,784	88,967
7.06	Added value received on transfer	61,203	84,325
7.06.01	Equity accounts	52,091	63,496
7.06.02	Financial income	9,112	20,829
7.07	Total added value to be distributed	263,987	173,292
7.08	Added value distribution	263,987	173,292
7.08.01	Personnel and payroll charges	78,917	80,868
7.08.02	Taxes and contributions	72,759	38,155
7.08.03	Compensation – Interest	142,779	129,403
7.08.04	Compensation – Company capital	(30,468)	(75,134)
7.08.04.03	Retained losses	(30,468)	(75,134)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2012	PRIOR YEAR 12/31/2011
1	Total Assets	9,170,654	9,506,624
1.01	Current Assets	7,367,359	7,314,358
1.01.01	Cash and cash equivalents	300,654	137.598
1.01.01.01	Cash and banks	216,386	86,628
1.01.01.02	Short-term investments	84,268	50,970
1.01.02	Short-term investments	796,623	846,062
1.01.02.01	Short-term investments	796,623	846,062
1.01.02.01.02	Short-term investments – held for sale	796,623	846,062
1.01.03	Accounts receivable	3,745,488	3,962,574
1.01.03.01	Trade accounts receivable	3,745,488	3,962,574
1.01.03.01.01	Receivables from clients of developments	3,732,140	3,951,170
1.01.03.01.02	Receivables from clients of construction and services rendered	13,348	11,404
1.01.04	Inventories	2,053,171	2,049,084
1.01.04.01	Properties for sale	2,053,171	2,049,084
1.01.07	Prepaid expenses expenses	92,788	73,532
1.01.07.01	Prepaid expenses and others	92,788	73,532
1.01.08	Other current assets	378,635	245,508
1.01.08.01	Non current assets for sale	183,440	93,188
1.01.08.01.01	Land available for sale	183,440	93,188
1.01.08.03	Others	195,195	152,320
1.01.08.03.01	Others accounts receivable and others	84,016	60,378
1.01.08.03.02	Derivative financial instruments	93,490	84,207
1.01.08.03.03	Receivables from related parties	17,689	7,735
1.02	Non Current assets	1,803,295	2,192,266
1.02.01	Non current assets	1,532,509	1,909,989
1.02.01.03	Accounts receivable	922,044	863,874
1.02.01.03.01	Receivables from clients of developments	922,044	863,874
1.02.01.04	Inventories	382,382	798,206
1.02.01.04.01	Properties for sale	382.382	798,206
1.02.01.09	Others non current assets	228,083	247,909
1.02.01.09.03	Others accounts receivable and others	110,924	143,850
1.02.01.09.04	Receivables from related parties	117,159	104,059
1.02.03	Property and equipment	48,789	52,793
1.02.03.01	Operation property and equipment	48,789	52,793
1.02.04	Intangible assets	221,997	229,484
1.02.04.01	Intangible assets	50,393	46,371
1.02.04.02	Goodwill	171,604	183,113

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2012	PRIOR YEAR 12/31/2011
2	Total Liabilities	9,170,654	9,506,624
2.01	Current liabilities	3,163,644	4,815,939
2.01.01	Social and labor obligations	94,248	75,002
2.01.01.02	Labor obligations	94,248	75,002
2.01.01.02.01	Salaries, payroll charges and profit sharing	88,702	75,002
2.01.02	Suppliers	174,892	135,720
2.01.02.01	Local suppliers	174,892	135,720
2.01.03	Tax obligations	277,391	250,578
2.01.03.01	Federal tax obligations	277,391	250,578
2.01.04	Loans and financing	1,546,049	3,034,743
2.01.04.01	Loans and financing	944,377	1,135,543
2.01.04.01.01	In Local Currency	944,377	1,135,543
2.01.04.02	Debentures	601,672	1,899,200
2.01.05	Others obligations	1,032,197	1,285,021
2.1.05.01	Paybales to related parties	137,977	97,937
2.01.05.02	Others	894,220	1,187,084
2.01.05.02.02	Minimum mandatory dividends	10,853	11,774
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	451,129	610,555
2.01.05.02.05	Payables to venture partners	158,234	219,796
2.01.05.02.06	Obligations assumed on assignment of receivables	204,270	274,214
2.01.05.02.07	Other obligations	69,734	70,745
2.01.06	Provisions	38,867	34,875
2.01.06.01	Tax, labor and civel lawsuits	38,867	34,875
2.01.06.01.01	Tax lawsuits	1,536	1,894
2.01.06.01.02	Labor lawsuits	17,267	14,968
2.01.06.01.04	Civel lawsuits	20,064	18,013
2.02	Non current liabilities	3,260,865	1,943,591
2.02.01	Loans and financing	2,309,692	721,067
2.02.01.01	Loans and financing	1,130,583	721,067
2.02.01.01.01	Loans and financing in local currency	1,130,583	721,067
2.02.01.02	Debentures	1,179,109	0
2.02.02	Other obligations	715,200	1,004,608
2.02.02.02	Others	715,200	1,004,608
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	114,329	177,135
2.02.02.02.04	Other obligations	133,622	142,857
2.02.02.02.05	Payables to venture partners	171,534	253,390
2.02.02.02.06	Obligations assumed on assignment of receivables	295,715	431,226
2.02.03	Deferred taxes	91,079	83,002
2.02.03.01	Deferred income tax and social contribution	91,079	83,002
2.02.04	Provisions	144,894	134,914
2.02.04.01	Tax, labor and civel lawsuits	144,894	134,914
2.02.04.01.01	Tax lawsuits	13,995	13,958
2.02.04.01.02	Labor lawsuits	30,829	24,792
2.02.04.01.04	Civel lawsuits	100,070	96,164
2.03	Equity	2,746,145	2,747,094
2.03.01	Capital	2,734,159	2,734,157
2.03.02	Capital Reserves	29,779	18,066
2.03.02.04	Granted options	100,996	89,283
2.03.02.07	Reserve for expenditures with public offering	(71,217)	(71,217)
2.03.04	Reserves	(1,731)	(1,731)
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	(132,487)	(102,019)
2.03.09	Non-controlling interest	116,425	98,621

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 4/1/2012 to 6/30/2012	YEAR TO DATE 1/1/2012 to 6/30/2012	PRIOR YEAR QUARTER 4/1/2011 to 6/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 6/30/2011
3.01	Gross Sales and/or Services	1,040,537	1,968,370	985,525	1,716,273
3.01.01	Real estate development and sales and construction services rendered	1,109,285	2,113,584	1,053,435	1,837,264
3.01.03	Taxes on sales and services	(68,748)	(145,214)	(67,910)	(120,991)
3.02	Cost of sales and/or services	(761,396)	(1,487,650)	(823,990)	(1,439,578)
3.02.01	Cost of real estate development	(761,396)	(1,487,650)	(823,990)	(1,439.578)
3.03	Gross profit	279,141	480,720	161,535	276,695
3.04	Operating expenses/income	(208,309)	(372,417)	(169,690)	(309,161)
3.04.01	Selling expenses	(78,165)	(136,651)	(77,945)	(137,752)
3.04.02	General and administrative expenses	(93,034)	(172,018)	(60,354)	(116,661)
3.04.05	Other operating expenses	(37,110)	(63,748)	(31,391)	(54,748)
3.04.05.01	Depreciation and amortization	(14,355)	(32,688)	(22,754)	(35,119)
3.04.05.02	Other operating expenses	(22,755)	(31,060)	(8,637)	(19,629)
3.05	Income (loss) before financial results and income taxes	70,832	108,303	(8,155)	(32,466)
3.06	Financial	(55,630)	(97,805)	(28,866)	(59,864)
3.06.01	Financial income	21,721	41,410	21,697	46,361
3.06.02	Financial expenses	(77,351)	(139,215)	(50,563)	(106,225)
3.07	Income before income taxes	15,202	10,498	(37,021)	(92,330)
3.08	Income and social contribution taxes	(5,795)	(25,933)	14,709	33,567
3.08.01	Current	(4,037)	(17,856)	(12,259)	(21,521)
3.08.02	Deferred	(1,758)	(8,077)	26,968	55,088
3.09	Income (loss) from continuing operation	9,407	(15,435)	(22,312)	(58.763)
3.11	Income (loss) for the period	9,407	(15,435)	(22,312)	(58,763)
3.11.01	Income (loss) attributable to the Company	1,046	(30,468)	(31,843)	(75,134)
3.11.02	Net income attributable to non-controlling interests	8,361	15,033	9,531	16,371
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	0,00240	(0,07050)	(0,07380)	(0,17420)
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	0,00240	(0,07050)	(0,07380)	(0,17420)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 4/1/2012 to 6/30/2012	YEAR TO DATE 1/1/2012 to 6/30/2012	PRIOR YEAR QUARTER 4/1/2011 to 6/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 6/30/2011
4.01	Income (loss) for the period	9,407	(15,435)	(22,312)	(58.763)
4.03	Consolidated comprehensive loss for the period	9,407	(15,435)	(22,312)	(58,763)
4.03.01	Income (loss) attributable to Gafisa	1,046	(30,468)	(31,843)	(75,134)
4.03.02	Net income attributable to the noncontrolling interests	8,361	15,033	9,531	16,371

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 6/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 6/30/2011
6.01	Net cash from operating activities	172,700	(334,079)
6.01.01	Cash generated in the operations	115,343	51,526
6.01.01.01	Loss before income and social contribution taxes	10,498	(92,330)
6.01.01.02	Stock options expenses	19,783	8,144
6.01.01.03	Unrealized interest and finance charges, net	10,965	64,474
6.01.01.04	Depreciation and amortization	32,688	35,119
6.01.01.05	Write-off of property and equipment, net	4,745	0
6.01.01.06	Provision for legal claims	32,717	20,036
6.01.01.07	Warranty provision	2,284	4,744
6.01.01.08	Provision for profit sharing	29,215	4,483
6.01.01.9	Allowance for doubtful accounts	(13,052)	6,385
6.01.01.10	Provision for realization of non-financial assets – properties for sale	(20,894)	0
6.01.01.11	Provision for penalties due to delay in construction works	4,921	0
6.01.01.12	Derivatives financial instruments	(10,036)	471
6.01.01.14	Write-off of Cipesa’s goodwill due to sale of landbank	11,509	0
6.01.02	Variation in Assets and Liabilities	57,357	(385,605)
6.01.02.01	Trade accounts receivable	171,968	(397,057)
6.01.02.02	Properties for sale	342.379	(163,867)
6.01.02.03	Other accounts receivable	10,186	(2,111)
6.01.02.04	Transactions with related parties	30.756	(6,758)
6.01.02.05	Prepaid expenses	(19,255)	(8,905)
6.01.02.06	Suppliers	39,173	35,231
6.01.02.07	Obligations for purchase of land and adv. from customers	(222,232)	114,996
6.01.02.08	Taxes and contributions	26,812	33,656
6.01.02.09	Salaries and payable charges	(9,969)	(9,868)
6.01.02.10	Other obligations	(100,092)	(15,870)
6.01.02.11	Income tax and social contribution paid	(17,856)	(22,781)
6.01.02.12	Assignment of credits receivable, net	(194,513)	57,729
6.02	Net cash from investing activities	766	70,797
6.02.01	Purchase of property and equipment and intangible assets	(48.673)	(41,072)
6.02.02	Redemption of short-term investments	370,201	3,586,389
6.02.03	Short-term investments	(320,762)	(3,474,520)
6.03	Net cash from financing activities	(10,410)	337,083
6.03.01	Capital increase	2	1,591
6.03.02	Loans and financing obtained	504,319	601,455
6.03.03	Payment of loans and financing	(415,354)	(467,040)
6.03.04	CCI - Assignment of credits receivable	45,225	155,889
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	11,915	(6,616)
6.03.06	Payables to venture partners	(143,418)	72,464
6.03.07	Loans with related parties	(13,099)	(20,660)
6.05	Net increase of cash and cash equivalents	163,056	73,801
6.05.01	Cash and cash equivalents at the beginning of the period	137,598	256,382
6.05.02	Cash and cash equivalents at the end of the period	300,654	330,183

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 06/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,734,157	16,335	0	(102,019)	0	2,648,473	98,621	2,747,094
5.03	Opening adjusted balance	2,734,157	16,335	0	(102,019)	0	2,648,473	98,621	2,747,094
5.04	Capital transactions with shareholders	2	11,713	0	0	0	11,715	2,771	14,486
5.04.01	Capital increase	2	0	0	0		2	4,184	4,186
5.04.03	Stock options plan	0	11,713	0	0	0	11,713	(936)	10,777
5.04.06	Dividends	0	0	0	0		0	(477)	(477)
5.05	Total of comprehensive income (loss)	0	0	0	(30,468)	0	(30,468)	15,033	(15,435)
5.05.01	Income (loss) for the period	0	0	0	(30,468)	0	(30,468)	15,033	(15,435)
5.07	Closing balance	2,734,159	28,048	0	(132,487)	0	2,692,720	116,425	2,746,145

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 06/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,729,198	294,148	547,404	0	0	3.570.750	61,422	3,632,172
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	0	0	3.570.750	61,422	3,632,172
5.04	Capital transactions with shareholders	1,591	9,414	0	0	0	11,005	55	11,060
5.04.01	Capital increase	1,591	0	0	0	0	1,591	0	1,591
5.04.03	Stock options plan	0	9,414	0	0	0	9,414	55	4,740
5.05	Comprehensive Income (loss)	0	0	0	(75,134)	0	(75,134)	16,371	(58,763)
5.05.01	Income (loss) for the period	0	0	0	(75,134)	0	(75,134)	16.371	(58,763)
5.06	Internal changes in Shareholders’ Equity	0	0	0	0	0	0	1	1
5.06.04	Non controlling interests in subsidiaries SPEs	0	0	0	0	0	0	1	1
5.07	Closing balance	2,730,789	303,561	547,404	(75,134)	0	3,506,621	77,849	3,584,470

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 6/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 6/30/2011
7.01	Revenues	2,113,584	1,830,879
7.01.01	Real estate development, sale and services	2,100,532	1,837,264
7.01.04	Allowance for doubtful accounts	13,052	(6,385)
7.02	Inputs acquired from third parties	(1,538,547)	(1,438,520)
7.02.01	Cost of sales and/or services	(1,394,486)	(1,344,279)
7.02.02	Materials, energy, outsourced labor and other	(144,061)	(94,241)
7.03	Gross added value	575,037	392,359
7.04	Retentions	(32,688)	(35,119)
7.04.01	Depreciation, amortization and depletion	(32,688)	(35,119)
7.05	Net added value produced by the Company	542,349	357,240
7.06	Added value received on transfer	41,410	46,361
7.06.02	Financial income	41,410	46,361
7.07	Total added value to be distributed	583,759	403,601
7.08	Added value distribution	583.759	403,601
7.08.01	Personnel and payroll charges	179,323	148,042
7.08.02	Taxes and contributions	202,526	129,170
7.08.03	Compensation – Interest	232,378	201,523
7.08.04	Compensation – Company capital	(30,468)	(75,134)
7.08.04.03	Retained losses	(30,468)	(75,134)

Grandes ideias para viver bem

Earnings Release 2Q12

GAFISA  GROUP  REPORTS  RESULTS  FOR 2Q12

--- Gafisa Group units deliveries increased 38% y-o-y to 6,032 in 2Q12 and ---

--- First half unit deliveries reached 51% of the mid-range of the full year guidance ---

--- Consolidated free cash generation was positive at R$231 million in 2Q12 ---

--- Operational consolidated cash flow reached R$361 million in 1S12, or ---

--- 60% of the mid range of full guidance which is R$500-R$700 million --

--- Launches reached R$546.5 million, with sales of R$630.3 million in 2Q12 ---

--- Consolidated sales velocity in the 2Q12 was 16.1%, or 20.1% ex-Tenda ---

IR Contact Info

Luciana Doria Wilson

Diego Santos Rosas

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

2Q12 Earnings Results Conference Call

August 10, 2012

> 12pm US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 1pm Brasilia Time

In Portuguese

Phones:

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 38738767

+55-11-3127-4999 (Brazil)

Code: 67871310

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$58.9 million

1)      Including 599,486 treasury shares

2)      Up to June 30, 2012

FOR IMMEDIATE RELEASE - São Paulo, August 9, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2012.

Duilio Calciolari, Chief Executive Officer, said: “Our 2Q12 results demonstrate that our turnaround plan is on track and achieving operating improvements. We remain focused on driving cash flow generation, as well as improving operating and capital efficiencies. As to the R$1.01 billion launched in the 1H12, Gafisa continues to witness demand for the middle and middle to high income products, represented by the Gafisa and AlphaVille brands, which sold over R$1.11 billion during the period, with a consolidated sales velocity of launches of 52%. The Tenda business posted good sales speed of cancellations and inventory, improved the quality of receivables and contributed to consolidated positive operating cash flow for the quarter. During the first half, the transfer of Tenda units to financial institutions was in line with guidance.”

CONSOLIDATED FINANCIAL RESULTS

▲ Net revenue recognized by the “PoC” method was R$1 billion in the second quarter, which is in line with the year-ago result and up 12% on a sequential basis.

▲ Gross profit was R$279 million compared to R$201 million in the 1Q12 and R$161 million in the 2Q11. Gross margin increased to 27% in 2Q12, from 22% in the first quarter and 16% in 2Q11.

▲ EBITDA was R$149 million, compared to R$105 million in the 1Q12 and R$77 million in the 2Q11. EBITDA for Gafisa and AlphaVille totaled R$90 million and R$51 million, respectively. During the second quarter, Tenda’s EBITDA was R$8 million. During the first half, the EBITDA margin reached 13% or 19% ex-Tenda, as compared to 6% and 13%, respectively, in the first half of 2011.

▲ Second quarter net income was R$1 million compared with a net loss of R$32 million in both the 1Q12 and, 2Q11 result.

▲ At June 30, 2012, the Company had approximately R$1.1 billion in cash and cash equivalents compared to R$947 million at the end of 1Q12. The net debt to equity ratio decreased to 112% in the second quarter of 2012, from 122% in the 1Q12.

▲ Excluding project finance, the net debt/equity ratio was 34% as compared to 46% in the previous period.

CONSOLIDATED OPERATING RESULTS

▲ Project launches totaled R$546.5 million in 2Q12, an 18% increase compared to 1Q12. Y-o-Y launches decreased 60% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half.

▲ Consolidated pre-sales totaled R$630.3 million in the second quarter, a 54% increase over the first quarter, and a 45% decrease over 2Q11. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

▲ The consolidated sales speed of launches reached 43.6% in 2Q12 and 52% in 1H12. Consolidated sales over supply reached 16.1%, compared to 25.2% in 2Q11, reflecting fewer launches to pursue corrective action in the Tenda business. Excluding the Tenda brand, second-quarter sales over supply was 20.1%, compared to 16.1% in 1Q12 and 28.2% in 2Q11.

▲ Consolidated inventory at market value decreased by R$222 million to R$3.3 billion from the first quarter.

▲ The Group delivered 12,197 units in the 1H12, representing a 64% Y-o-Y increase.

Note: due to the adjustments in 2011 results, the interin results were restated.

INDEX

Recent Events	04
Gafisa Group Key Numbers	05
Consolidated Numbers for the Gafisa Group	06
Gafisa Segment	07
AlphaVille Segment	10
Tenda Segment	12
Income Statement	15
Revenues	15
Gross Profit	16
Selling, General and Administrative Expenses	16
EBITDA	17
Net Income	17
Backlog of Revenues and Results	17
Balance Sheet	18
Cash and Cash Equivalents	18
Accounts Receivable	18
Inventory	18
Liquidity	19
Covenant Ratios	19
Outlook	20
Group Gafisa Consolidated Income Statement	21
Group Gafisa Consolidated Balance Sheet	22
Cash Flow	23
Glossary	24

RECENT EVENTS

 Consolidated Free Cash Generation Was Positive at R$231 Million In in 2Q12

Chart 1. Cash Generation (Cash burn) (3Q10 – 2Q12)

Gafisa ended the second quarter with R$1.1 billion in cash, a 16% increase over the R$947 million balance at the end of the first quarter. Across the Group, first-half unit deliveries were consistent with our full-year target and we are also on track to achieve our operating cash flow full year guidance of R$500-R$700 million. Consolidated free cash generation was positive at R$231 million in 2Q12. Operational consolidated cash flow reached R$361 million in 1H12, 60% of the mid range of full year guidance.

Updated Status of AlphaVille Acquisition

According to the terms of the Investment Agreement signed between Gafisa and Alphapar when Gafisa acquired control of AlphaVille in 2006, as the Parties have not reached an agreement on the acquisition of the remaining 20% stake in AlphaVille, the process was submitted to arbitration on an exclusive and final basis. The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Agreement.

Updated Status of the Results by Brand

Gafisa has been implementing the strategic plan set in 2011, by focusing squarely on obtaining and maintaining operational consistency

Gafisa: (1) Gafisa was able to launch 45% of the mid-range of 2012 guidance of R$1.5 billion for the segment. (2) New Market projects, where Gafisa had lower margins are being delivered and should be substancially completed throughout the year. (3) Sales performance related to inventory has improved. (4) Gafisa has been contributing to the generation of operating cashflow.

Tenda: (1) Conditions have improved over the past 90 days, as compared to late last year and early this year, with healthy sales speed, better execution and improved quality in the portfolio of receivables. (2) In the first half, Tenda transferred 6,422 units to financial institutions reflecting 54% of the mid-range of guidance provided for the full year of 10,000–14,000 customers. (3) Tenda is contributing to the consolidated positive operating cash flow posted.

AlphaVille: (1) Continues to launch developments with good demand - two projects (AlphaVille Mossoró and Terras AlphaVille Anápolis) were launched in June with sales of 55% in the final month of the quarter. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 33% share of 1H12 consolidated launches, up from a 18% a year ago.

Units Delivery Consistent with Full Year Guidance

Chart 2. Delivered units (2007 – 2Q12)

In the second quarter of 2012, the Company was able to achieve operational consistency in unit deliveries. Gafisa delivered 34 projects encompassing 6,032 units, a 38% increase on the 4,359 delivered during 2Q11. In the first half, the Gafisa Group achieved unit deliveries of 12,197 units representing a 64% Y-o-Y increase. See the accompanying chart for detailed information.

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	2Q12	1Q12	Q-o-Q(%)	2Q11	Y-o-Y(%)	1H12	1H11	Y-o-Y(%)
Launches (%Gafisa)	546,519	463,740	18%	1,380,270	-60%	1,010,259	1,892,875	-47%
Launches (100%)	579,856	568,046	2%	1,482,487	-61%	1,147,902	2,076,701	-45%
Launches, units (%Gafisa)	1,182	1,283	-8%	6,083	-81%	2,465	8,337	-70%
Launches, units (100%)	1,426	1,667	-14%	6,909	-79%	3,093	9,645	-68%
Contracted sales (%Gafisa)	630,295	408,237	54%	1,147,002	-45%	1,038,532	1,969,222	-47%
Contracted sales (100%)	729,452	507,213	44%	1,274,977	-43%	1,236,665	2,210,699	-44%
Contracted sales, units (% Gafisa)	1,629	501	225%	4,219	-61%	2,130	7,580	-72%
Contracted sales, units (100%)	2,055	899	129%	4,907	-58%	2,954	8852	-67%
Contracted sales from Launches (%co)	299,084	222,944	34%	686,518	-56%	605,479	879,849	-31%
Sales over Supply (SoS) %	16%	10%	567 bps	25%	-914 bps	24%	37%	-1270 bps
Completed Projects (%Gafisa)	1,195,783	1,106,806	8%	681,957	75%	2,267,545	1,206,899	88%
Completed Projects, units (%Gafisa)	6,032	6,165	-2%	4,359	38%	12,197	7,419	64%

Consolidated Land bank (R$)	15.398.446	16.759.355	-8%	18.412.077	-16%	15.398.446	18.412.077	-16%
Potential Units	63.146	83.124	-24%	88.418	-29%	63.146	88.418	-29%
Number of Projects / Phases	121	154	-21%	182	-34%	121	182	-34%

Net revenues	1,040,53779	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Gross profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Gross margin	27%	21,70%	513bps	16,4%	1044bps	24%	16%	830bps
Adjusted Gross Margin ¹	32%	27%	18%	22%	45%	29%	22%	32%
Adjusted EBITDA ²	148,751	105,187	41%	77,496	92%	253,937	106,097	139%
Adjusted EBITDA margin ²	14%	11%	300bps	8%	643bps	13%	6%	672bps
Adjusted EBITDA margin ² (ex-Tenda)	19%	20%	-140 bps	12%	671 bps	19%	13%	642 bps
Adjusted Net (loss) profit ²	22,678	(18,330)	nm	(17,530)	nm	4,348	(50,619)	nm
Adjusted Net margin ²	2,2%	-3,40%	nm	nm	nm	0,2%	-2,9%	nm
Net (loss) profit	1,046	(31,515)	nm	(31,843)	nm	(30,468)	(75,134)	nm
EPS (loss) (R$)	0,0024	(0,0729)	nm	(0,0738)	nm	(0,0705)	(0,1741)	nm
Number of shares ('000 final)	432,272	432,099	0%	431,538	0%	432,272	431,538	0%

Revenues to be recognized	4,124,151	4,238,385	-3%	4,276,647	-4%	4,124,151	4,276,647	-4%
Results to be recognized ³	1,476,003	1,514,940	-3%	1,559,713	-5%	1,476,003	1,559,713	-5%
REF margin ³	36%	36%	9bps	36%	-68bps	36%	36%	-68bps

Net debt and investor obligations	3,088,233	3,321,491	-7%	2,890,008	7%	3,088,232	2,890,008	7%
Cash and cash equivalent	1,097,277	947,138	16%	1,163,080	-6%	1,097,277	1,163,080	-6%
Equity	2,629,720	2,623,137	0%	3,506,620	-25%	2,629,720	3,506,620	-25%
Equity + Minority shareholders	2,746,145	2,728,495	1%	3,584,470	-23%	2,746,145	3,584,470	-23%
Total assets	9.170.654	9.367.678	-2%	9.772.460	-6%	9.170.654	9.772.460	-6%
(Net debt + Obligations) / (Equity + Min)	112%	122%	-954bps	81%	3183bps	112%	81%	3183bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded

Nm = not meaningful

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Second quarter 2012 launches totaled R$546.5 million, an 18% increase over 1Q12. Y-o-Y launches decreased 60% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half. 11 projects/phases were launched across 5 states in 1H12, with Gafisa accounting for 67% of launches and AlphaVille the remaining 33%.

Table 2. Consolidated Launches (R$ million)

Launches	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa Segment	465,900	214,690	117%	935,259	-50%	680,590	1,163,562	-42%
AlphaVille Segment	80,619	249,050	-68%	95,567	-16%	329,669	277,482	19%
Tenda Segment	-	-	0%	349,443	nm	-	451,832	nm
Total	546,519	463,740	18%	1,380,270	-60%	1,010,259	1,892,875	-47%

Consolidated Pre-Sales

Second-quarter 2012 consolidated pre-sales totaled R$630.3 million, a 54% sequential increase, and a 45% decrease over 2Q11. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

Table 3. Consolidated Pre-Sales (R$ million)
Pre-sales	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa Segment	456,383	316,702	44%	778,300	-41%	773,085	1,201,812	-36%
AlphaVille Segment	158,184	181,978	-13%	145,013	9%	340,161	315,932	8%
Tenda Segment	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm
Total	630,295	408,237	54%	1,147,002	-45%	1,038,532	1,969,222	-47%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 16.1%, compared to 25.2% in 2Q11, reflecting fewer launches to pursue corrective action at the Tenda business. Excluding the Tenda brand, second-quarter sales over supply was 20.1%, compared to 16.1% in 1Q12 and 28.2% in 2Q11. The consolidated sales speed of launches reached 43.6%.

Table 4. Gafisa Group Sales over Supply (SoS)

Launches	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa (A)	19.6%	13.9%	41%	28.6%	-32%	29.2%	38.2%	-24%
AlphaVille (B)	21.6%	22.2%	-3%	25.9%	-17%	37.3%	43.3%	-14%
Total (A) + (B)	20.1%	16.1%	24%	28.2%	-29%	31.3%	39.2%	-20%
Tenda (C)	1.8%	-11.0%	nm	17.6%	nm	-9.8%	30.2%	nm
Total (A) + (B) + (C)	16.1%	10.4%	54%	25.2%	-36%	24.0%	36.7%	-35%

Notes: nm = not meaningful

Results by Brand

Table 5. Main Operational & Financial Numbers - Contribution by Brand – 1H12

	Gafisa (A)	AlphaVille (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	1,283,597	309,906	1,593,503	709,087	2,302,590
Deliveries (% contribution)	56%	13%	69%	31%	100%
Deliveries (units)	4,026	1,637	5,663	6,534	12,197
Launches (R$mn)	680,590	329,669	1,010,259	0	1,010,259
Launches (% contribution)	67%	33%	100%	0%	100%
Launches (units)	1,065	1,400	2,465	0	2,465
Pre-sales	773,085	340,161	1,113,247	(74,715)	1,038,532
Pre-Sales (% contribution)	74%	33%	107%	-7%	100%
Revenues (R$mn)	1,080,728	291,246	1,371,974	596,396	1,968,370
Revenues (% contribution)	55%	15%	70%	30%	100%
Gross Profit (R$mn)	238.344	159.231	397.574	83.146	480.720
Gross Margin (%)	22%	55%	29%	14%	24%
EBITDA (R$mn)	171,667	91,396	263,063	(9,125)	253,935
EBITDA Margin (%)	16%	31%	19%	-2%	13%
EBITDA (% contribution)	68%	36%	104%	-4%	100%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Segment Launches

Second-quarter launches reached R$465.9 million and included 5 projects/phases concentrated in São Paulo, 117% higher than the R$214.7 million experienced in the first quarter.

Table 6. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	São Paulo	465,900	214,690	117%	865,309	-46%	680,590	1,023,088	-33%
	Rio de Janeiro	0	0	0%	55,243	nm	0	125,766	nm
	Other	0	0	0%	14,708	nm	0	14,708	nm
	Total	465,900	214,690	117%	935,259	-50%	680,590	1,163,561	-42%
	Units	655	410	60%	2,589	-75%	1,065	3,344	-68%

Table 7. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤R$500K	34,211	62,099	-45%	729,837	-95%	96,310	845,196	-89%
	>R$500K	431,689	152,591	183%	205,422	110%	584,280	318,365	84%
	Total	465,900	214,690	117%	935,259	-50%	680,590	1,163,561	-42%

Gafisa Segment Pre-Sales

Second quarter pre-sales totaled R$456.4 million, a 44% increase over 1Q12. Units launched during the same year represented 48% of total sales, while sales from inventory accounted for the remaining 52%. In 2Q12, sales velocity (sales over supply) was 19.6%, compared to 13.9% in 1Q12, and 19.7% in 2Q11. The sales velocity of Gafisa launches was 41.8%.

Table 8. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	São Paulo	387,970	243,782	59%	602,992	-36%	631,752	931,512	-32%
	Rio de Janeiro	60,484	54,431	11%	103,748	-42%	114,916	162,691	-29%
	Other	7,929	18,489	-57%	71,560	-89%	26,418	107,609	-75%
	Total	456,383	316,702	44%	778,300	-41%	773,085	1,201,812	-36%
	Units	848	647	31%	1,946	-56%	1,495	2,856	-48%

Table 9. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤ R$500K	179,789	146,342	23%	561,175	-68%	326,131	748,601	-56%
	> R$500K	276,594	170,360	62%	217,125	27%	446,955	453,212	-1%
	Total	456,383	316,702	44%	778,300	-41%	773,085	1,201,813	-36%

Table 10. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤ R$500K	458	476	-4%	1,700	-73%	934	2,308	-60%
	> R$500K	390	171	129%	246	58%	561	548	2%
	Total	848	647	31%	1,946	-56%	1,495	2,856	-48%

Gafisa Segment Delivered Projects

During the first half of 2012, Gafisa delivered 23 projects/phases and 4.026 units. The tables below list the products delivered in 1H12:

Table 11. Delivered Projects Gafisa Segment (1H12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30,028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57,518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62,655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61,818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43,750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72,213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40,427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23,835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11,911
Gafisa	Parc Paradiso	Feb-12	2007	Belém - PA	90%	432	58,754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54,860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29,978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151,968
Total	1Q12					2,715	699,715
Gafisa	Mosaico (Fradique Coutinho)	Apr-12	2010	São Paulo - SP	100%	62	42,947
Gafisa	Montblanc	May-12	2008	São Paulo - SP	80%	112	106,353
Gafisa	Laguna di Mare	May-12	2008	Rio de Janeiro - RJ	100%	192	71,889
Gafisa	Carpe Diem Belém	May-12	2008	Belém - PA	80%	90	37,094
Gafisa	Orbit	May-12	2008	Curitiba - PR	100%	185	31,532
Gafisa	Vistta Santana	Jun-12	2009	São Paulo - SP	100%	168	117,598
Gafisa	Vision Brooklin	Jun-12	2009	São Paulo - SP	100%	266	116,666
Gafisa	Riservato	Jun-12	2010	Rio de Janeiro - RJ	100%	42	27,310
Gafisa	Nouvelle	Jun-12	2008	Aracajú - SE	100%	12	27,129
Gafisa	Alta Vistta F2	Jun-12	2010	Maceio - AL	50%	182	5,364
Total	2Q12					1,311	583,882
Total	1H12					4,026	1,283,597

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1H12:

Table 12. Projects Launched during Gafisa Segment (1H12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/06/12	Sales 31/06/12
1Q12
Duquesa - Lorian Qd2B	March	Osasco - SP	100%	130	152,591	35%	53,584
Maraville (Ana Maria Lote A)	March	Jundiaí - SP	100%	280	62,099	61%	37,860
Total 1Q12				410	214,690	43%	91,444
2Q12
Like Brooklin	May	São Paulo - SP	100%	146	98,479	49%	47,909
ECLAT	May	São Paulo - SP	100%	49	134,966	34%	45,267
Energy	Jun	São Paulo - SP	100%	156	78,080	44%	34,128
Coloratto	Jun	São Caetano do Sul - SP	100%	192	120,165	43%	51,275
Mistral	Jun	São Paulo - SP	100%	112	34,211	47%	16,043
Total 2Q12				655	465,900	42%	194,622
Total 1H12				1,065	680,590	42%	286,066

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 13. Land Bank Gafisa Segment – as of 2Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3,634,675	33%	32%	1%	7,981	9,121
Rio de Janeiro	1,267,447	43%	43%	0%	2,059	2,069
Total	4,902,122	36%	35%	1%	10,039	11,189

Table 14. Adjusted EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	(12,223)	(22,411)	-45%	(66,022)	-81%	(34,633)	(110,086)	-69%
(+) Financial result	52,869	34,444	53%	33,370	58%	87,314	59,405	47%
(+) Income taxes	(397)	13,370	-103%	(13,244)	-97%	12,972	(14,767)	-188%
(+) Depreciation and Amort.	9,872	15,264	-35%	16,631	-41%	25,136	25,011	0%
(+) Capitalized interest	33,784	35,052	-4%	49,979	-32%	68,836	82,385	-16%
(+) Stock option plan expenses	5,389	6,034	-11%	3,774	43%	11,423	6,310	81%
(+) Minority shareholders	597	22	2614%	273	119%	620	373	66%
Adjusted EBITDA	89,891	81,775	10%	24,761	263%	171,668	48,631	253%
Net revenues	593,149	487,579	22%	519,629	14%	1,080,728	902,720	20%
Adjusted EBITDA margin	15%	17%	-185 bps	5%	1039 bps	16%	5%	1050 bps

Note: Net Revenues include 8% of sales of land bank that did not generate margins.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Segment Launches

The operations of the AlphaVille is consistent with our plan. Second-quarter launches totaled R$80.6 million, a  reduction of 68% from 1Q12 and 16% decrease from 2Q11, and included 2 projects/phases across 2 states. The brand accounted for a 33% share of 1H12 consolidated launches, up from 18% a year ago, underscoring the increasing share of AlphaVille in the product mix.

Table 15 - Launches by AlphaVille Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille		80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%
	Total	80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%
	Units	527	873	-40%	702	-25%	1,400	1,575	-11%

Table 16 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	80,619	-	nm	-	nm	80,619	62,260	29%
	> R$200K; ≤ R$500K	-	249,050	nm	95,567	nm	249,050	215,221	16%
	> R$500K	-	-	nm	-	nm	-	67,136	nm
	Total	80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%

AlphaVille Pre-Sales

Second-quarter pre-sales reached R$158.2 million, a 6% decrease from the first quarter of 2012 and 5% decrease Y-o-Y. During 1H12, the residential lots segment’s share of consolidated pre-sales increased to 34% from 16% in 1H11. In 2Q12, sales velocity (sales over supply) was 21.6% compared to 22.2% in 1Q12. Second-quarter sales velocity from launches was 72%. Sales from launches represented 51% of total sales, while the remaining 49% came from inventory.

Table 17 - Pre-Sales AlphaVille Segment - (R$ million)
%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille		158,184	181,978	-13%	145,013	9%	340,162	315,932	8%
	Total	158,184	181,978	-13%	145,013	9%	340,162	315,932	8%
	Units	717	761	-6%	751	-5%	1.478	1.647	-10%
Table 18. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%AlphaVille R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	96,070	6,155	1461%	-	0%	102,225	92,290	11%
	> R$200K; ≤ R$500K	43,628	186,379	-77%	141,969	-69%	230,007	220,591	4%
	> R$500K	18,486	-10,556	-275%	3,044	507%	7,930	3,044	161%
	Total	158,184	181,978	-13%	145,013	9%	340,162	315,932	8%

Table 19. Pre-Sales by unit Price AlphaVille Segment (# units)
%AlphaVille R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	605	47	1188%	-	0%	652	570	14%
	> R$200K; ≤ R$500K	100	737	-86%	750	-87%	837	752	11%
	> R$500K	1	-23	nm	1	489%	-11	2	nm
	Total	717	761	-6%	751	-5%	1.478	1.647	-10%

AlphaVille Segment Delivered Projects

During 1H12, AlphaVille delivered 6 projects/phases and 1,637 units. The tables below list the products delivered in 1H12:

Table 20. Delivered projects (1H12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
AlphaVille	Terras Alpha PetrolinaI	jan/12	Dec-10	Petrolina/PE	75%	366	47,424
AlphaVille	Terras Alpha PetrolinaII	jan/12	Sep-11	Petrolina/PE	76%	286	41,499
AlphaVille	Terras Alpha FozdoIguaçu2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33,069
Total1Q12						994	121,993
AlphaVille	AlphaVille Granja Viana	jun/12	jun/09	Cotia/SP	33%	110	36,264
AlphaVille	AlphaVille Ribeirão Preto F1	jun/12	mar/10	Ribeirão Preto/SP	60%	352	97,269
AlphaVille	AlphaVille Ribeirão Preto F2	jun/12	jun/10	Ribeirão Preto/SP	60%	182	54,381
Total2Q12						643	187,913
Total1H12						1,637	309,906

Table 21. Projects Launched (1H12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
AlphaVille Juiz de Fora	Feb	Juiz de Fora - MG	65%	364	114,916	56%	64,635
AlphaVille Sergipe	Mar	Sergipe - SE	74%	509	134,134	95%	127,371
Alplaville Total 1Q12				873	249,050	77%	192,006
AlphaVille Mossoró F2	Jun	Mossoró - RN	52%	88	10,458	5%	519
Terras AlphaVille Anápolis	Jun	Anápolis - GO	73%	439	70,161	62%	43,435
Alplaville Total 2Q12				527	80,619	55%	43,955
Alplaville Total 1H12				1,400	329,669	72%	235,961

1 Note: Sales year to date.

Table 22. Land Bank AlphaVille Segment as of 2Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	8,348,740	99,2%	0%	99,2%	34,575	62,800

Table 23. Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	25,681	21,626	19%	37,033	-31%	47,307	63,992	-26%
(+) Financial result	5,117	8,200	-38%	3,702	38%	13,317	10,908	22%
(+) Income taxes	3,200	1,737	84%	2,886	11%	4,937	5,714	-14%
(+) Depreciation and Amortization	527	542	-3%	461	14%	1,069	749	43%
(+) Capitalized interest	1,063	1,155	-8%	2,013	-47%	2,218	3,597	-38%
(+) Stock option plan expenses	7,736	334	2216%	454	1604%	8,070	728	1009%
(+) Minority shareholders	7,802	6676	17%	9,258	-16%	14,477	15,998	-10%
Adjusted EBITDA	51,126	40,270	27%	55,807	-8%	91,395	101,686	-10%
Net revenues	167,376	123,870	35%	160,149	5%	291,246	273,773	6%
Adjusted EBITDA margin	31%	33%	-245bps	35%	-430bps	31%	37%	-576bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Segment Launches

Reflecting corrective actions at Tenda and a focus on execution and delivery, no projects were launched in the first half of 2012. Throughout the year, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Table 24. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	São Paulo	0	0	0%	9,200	nm	0	20,420	nm
	Rio de Janeiro	0	0	0%	64,743	nm	0	64,743	nm
	Minas Gerais	0	0	0%	159,014	nm	0	178,940	nm
	Northeast	0	0	0%	50,273	nm	0	50,273	nm
	Others	0	0	0%	66,213	nm	0	137,456	nm
	Total	0	0	0%	349,443	nm	0	451,832	nm
	Units	0	0	0%	2,873	nm	0	3,523	nm

Note: mn not meaningful

Table 25. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	0	0	0%	310,505	nm	0	248,508	nm
	> MCMV	0	0	0%	38,938	nm	0	203,324	nm
	Total	0	0	0%	349,443	nm	0	451,832	nm

Note: mn = not meaningful

Tenda Segment Pre-Sales

Second quarter gross pre-sales increased 38% Q-o-Q to R$344.8 million, compared to R$249.1 million in 1Q12. Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force have been contingent upon the ability to pass mortgages onto financial institutions. Second quarter net pre-sales (gross pre-sales less dissolutions) were R$15.7 million compared with negative R$90.4 million in 1Q12.

The second quarter net pre-sales results reflect the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages of R$329.1 million versus R$339.6 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing good demand for these units. Of the 4,957 units returned to inventory, 62% have already been resold at a premium to qualified customers within 1H12. Also, it’s worth mentioning that 1,278 units were cancelled during 1H12, meaning that those units did not return to inventory.

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 26. Pre-Sales (Dissoluitions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	São Paulo	2,852	(47,561)	nm	42,682	nm	(44,709)	65,818	nm
	Rio de Janeiro	10,628	(190)	nm	26,802	nm	10,437	22,883	nm
	Minas Gerais	(30,185)	(32,805)	nm	92,666	nm	(62,990)	157,957	nm
	Northeast	10,150	(20,629)	nm	44,005	nm	(10,479)	84,855	nm
	Others	22,283	10,743	nm	17,534	nm	33,026	119,965	nm
	Total	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm
	Units	64	(907)	nm	1,521	nm	(843)	3,076	nm

Table 27. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	21,461	(96,759)	nm	180,508	nm	(75,298)	253,804	nm
	> MCMV	(5,733)	6,316	nm	43,181	nm	583	197,674	nm
	Total	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm

Table 28. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (# units)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	95	(941)	nm	1,311	nm	(846)	1,930	nm
	> MCMV	(31)	35	nm	210	nm	3	1,147	nm
	Total	64	(907)	nm	1,521	nm	(843)	3,076	nm

Tenda Segment Operations

Since June 2011 the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. At the end of the 3Q11, 11,490 units or 35% of units sold by Tenda were not contracted with financial institutions. Today, all remaining units, of Tenda segment, have already been contracted with banks. In 1H12, Tenda transferred 6,300 units to financial institutions, equaling 53% of the mid-range of guidance provided for the full year of 10,000-14,000 customers. The transfers contributed to the positive operational cash flow achieved in the period.

Tenda Segment Delivered Projects

The Tenda segment is expected to represent 50% of Gafisa Group’s planned deliveries of between 22,000 to 26,000 units in 2012. During the 1H12, Tenda delivered 39 projects/phasesand 6,534 units, reaching 54% of the mid-range of full-year delivery guidance for the brand. The tables below list the products delivered in 1H12:

Table 29 - Delivered projects Tenda Segment (1H12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá	100%	36	8,439
Tenda	Ferrara - F2	Feb-12	2007	Poá	100%	76	8,439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo	100%	64	5,950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo	100%	64	5,971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo	100%	160	12,935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo	100%	20	2,149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo	100%	66	37,084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo	100%	180	37,763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre	100%	200	14,000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo	100%	96	9,431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo	100%	64	6,146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana	100%	241	22,725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana	100%	90	22,353
Tenda	Salvador Life II	Mar-12	2008	Salvador	100%	180	12,780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte	100%	38	3,838
Tenda	Maratá	Mar-12	2008	Goiânia	100%	400	27,200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia	100%	241	16,320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis	50%	240	31,576
Total 1Q12						2,456	285,099
Tenda	Residencial Portal do Sol	Apr-12	2005	Itaquaquecetuba	100%	320	20,284
Tenda	Residencial Spazio Felicittá	May-12	2008	São Paulo	100%	180	19,040
Tenda	Residencial Rivera Life 8ª etapa	May-12	2010	Lauro de Freitas	100%	100	9,433
Tenda	Residencial Rivera Life 9ª etapa	May-12	2010	Lauro de Freitas	100%	120	11,403
Tenda	Residencial Rivera Life 10ª etapa	May-12	2010	Lauro de Freitas	100%	180	52,149
Tenda	Santana Tower I (Bl 5 e 12 a 14)	May-12	2008	Feira de Santana	100%	128	10,304
Tenda	Engenho Nova Cintra - F1 (Bl A a E)	Jun-12	2007	Santos	100%	405	38,070
Tenda	Fit Jardim Botânico (Pb)	Jun-12	2008	João Pessoa	50%	324	19,284
Tenda	Fit Jardins (Marodin)	Jun-12	2009	Porto Alegre	70%	172	24,600
Tenda	Parque Baviera Life - F2 (Bl 10 a 13)	Jun-12	2008	São Leopoldo	100%	80	6,042
Tenda	Parque Lousã	Jun-12	2008	Novo Gama	100%	304	24,038
Tenda	Parque Lumiere	Jun-12	2011	São Paulo	100%	100	11,220
Tenda	Piedade Life - F1 (Bl 1 a 5)	Jun-12	2008	Jaboatão dos Guararapes	100%	180	13,100
Tenda	Reserva dos Pássaros - F1 (Bl 2 e 3)	Jun-12	2006	São Paulo	100%	130	14,521
Tenda	Reserva dos Pássaros - F1 (Bl 6)	Jun-12	2006	São Paulo	100%	66	7,372
Tenda	Santana Tower II - F1 (Bl 1 a 3)	Jun-12	2008	Feira de Santana	100%	96	7,728
Tenda	Toulouse Life	Jun-12	2008	Anápolis	100%	192	14,013
Tenda	Viver Itaquera	Jun-12	2010	São Paulo	100%	199	24,359
Tenda	Mirante do Lago F1	Jun-12	2008	Ananindeua	100%	462	47,221
Tenda	Mirante do Lago F2	Jun-12	2009	Ananindeua	100%	188	26,317
Tenda	Terra Bonita	Jun-12	2008	Londrina	100%	152	23,488
Total 2Q12						4,078	423,988
Total 1H12						6,534	709,087

Table 30. Land Bank Tenda Segment (2Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	891.078	16%	16%	0%	7.317	7.404
Rio de Janeiro	246.987	0%	0%	0%	2.379	2.379
Nordeste	576.936	29%	29%	0%	4.827	4.912
Minas Gerais	432.583	73%	33%	40%	4.009	4.128
Total	2.147.584	33%	22%	11%	18.532	18.823

Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded

Table 31. Adjusted EBITDA Tenda

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	(12,412)	(30,730)	-60%	(2,854)	335%	(43,142)	(29,040)	49%
(+) Financial result	(2,356)	(469)	402%	(8,206)	-71%	(2,826)	(10,449)	-73%
(+) Income taxes	2,992	5,032	-41%	(4,351)	-169%	8,024	(24,514)	-133%
(+) Depreciation and Amortization	3,956	2,527	57%	5,662	-30%	6,483	9,359	-31%
(+) Capitalized interest	15,446	6,663	132%	6,125	152%	22,109	9,317	137%
(+) Stock option plan expenses	145	145	0%	553	-74%	290	1,106	-74%
(+) Minority shareholders	(38)	(26)	46%	0	0%	(64)	0	0%
Adjusted EBITDA	7,733	(16,858)	-146%	(3,071)	-352%	(9,126)	(44,221)	-79%
Net revenues	280,012	316,384	-11%	305,747	-8%	596,396	539,780	10%
Adjusted EBITDA margin	2.76%	-5%	806bps	-1.00%	377bps	-1.53%	-8.19%	666bps

INCOME STATEMENT

Revenues

On a consolidated basis, 2Q12 net revenues totaled R$1 billion, an increase of 12% from the R$928 million posted in 1Q12. During 2Q12, the Gafisa brand accounted for 57% of net revenues, AlphaVille comprised 16% and Tenda the remaining 27%. Tenda accounted for 31% of the net revenues in the same period of previous year. The table below presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 32. Pre-sales and recognized revenues by launch year
		2Q12				2Q11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	218,204	48%	3,467	1%	-	0%	-	0%
	2011 Launches	72,154	16%	81,225	14%	461,193	59%	66,376	13%
	2010 Launches	77,314	17%	219,579	37%	158,904	20%	134,446	26%
	≤ 2009 Launches	88,712	19%	214,441	36%	158,203	20%	318,807	61%
	Land Bank	-	0%	74,437	13%	-	0%	-	0%
	Total Gafisa	456,383	100%	593,149	100%	778,300	100%	519,629	100%
Alphaville	2012 Launches	80,880	51%	7,083	4%		0%	-	0%
	2011 Launches	46,430	29%	77,256	46%	87,809	61%	14,893	9%
	2010 Launches	14,801	9%	41,081	25%	26,206	18%	71,778	45%
	≤ 2009 Launches	16,072	10%	41,956	25%	30,999	21%	73,479	46%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	158,184	100%	167,376	100%	145,013	100%	160,149	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%	-	0%
	2011 Launches	(5,767)	-37%	15,411	6%	137,516	61%	11,550	4%
	2010 Launches	(24,558)	-156%	84,813	30%	125,223	56%	105,214	34%
	≤ 2009 Launches	46,053	293%	156,834	56%	(39,050)	-17%	188,985	62%
	Land Bank	-	0%	22,954
	Total Tenda	15,728	100%	280,012	62%	223,689	100%	305,748	100%
Consolidated	2012 Launches	299,084	47%	10,550	1%	0	0%	-	0%
	2011 Launches	112,817	18%	173,892	17%	686,518	60%	92,818	9%
	2010 Launches	67,557	11%	345,473	33%	310,334	27%	311,438	32%
	≤ 2009 Launches	150,837	24%	413,231	40%	150,151	13%	581,271	59%
	Land Bank	-	0%	97,391
Total	Total Gafisa Group	630,295	100%	1,040,537	83%	1,147,002	100%	985,525	100%
		1H12				1H11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	286,066	37%	3,311	0%	-	0%	-	0%
	2011 Launches	153,397	20%	184,621	17%	569,553	47%	71,380	8%
	2010 Launches	133,737	17%	362,856	34%	379,795	32%	245,720	27%
	≤ 2009 Launches	199,885	26%	441,501	41%	252,465	21%	585,619	65%
	Land Bank	-	0%	88,439	8%	-	0%	-	0%
	Total Gafisa	773,085	100%	1,080,728	100%	1,201,812	100%	902,719	100%
Alphaville	2012 Launches	235,961	69%	11,119	4%		0%		0%
	2011 Launches	62,492	18%	115,661	40%	201,917	64%	25,453	9%
	2010 Launches	18,014	5%	90,211	31%	69,902	22%	112,117	41%
	≤ 2009 Launches	23,694	7%	74,255	25%	44,113	14%	136,203	50%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	340,161	100%	291,246	100%	315,932	100%	273,773	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%		0%
	2011 Launches	(36,402)	49%	31,931	5%	211,288	47%	16,229	3%
	2010 Launches	(92,125)	123%	197,974	33%	302,909	67%	178,728	33%
	≤ 2009 Launches	53,812	-72%	339,804	57%	(62,720)	-14%	344,824	64%
	Land Bank	-	0%	26,687	4%
	Total Tenda	(74,715)	100%	596,396	100%	451,478	100%	539,780	100%
Consolidated	2012 Launches	522,027	50%	14,430	1%	0	0%	-	0%
	2011 Launches	179,486	17%	332,213	17%	982,758	50%	113,062	7%
	2010 Launches	59,626	6%	651,041	33%	752,606	38%	536,565	31%
	≤ 2009 Launches	277,392	27%	855,559	43%	233,858	12%	1,066,646	62%
	OLand Bank	-	0%	115,126	6%
Total	Total Gafisa Group	1,038,532	100%	1,968,370	100%	1,969,222	100%	1,716,273	100%

Note: Other includes Sales of Land Bank and Change of provisions of dissolutions/PDD.

Gross Profit

Gross profit was R$279 million compared to R$201 million in the 1Q12 and R$161 million in the 2Q11. Gross margin increased to 27% in 2Q12, from 22% in the first quarter and 16% in the 2Q11.

Table 33. Gross Margin (R$000)
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gross Profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Gross Margin	27%	22%	5%	16%	9%	24%	16%	8%
Gross Profit (ex-Tenda)	224,584	172,990	30%	123,236	82%	397,574	221,683	79%
Gross Margin (ex-Tenda) %	30%	28%	2%	18%	12%	29%	19%	10%

Table 34. Capitalized Interest
(R$million) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Opening balance	247.481	221.816	12%	150.817	64%	221.816	146.544	51%
Capitalized interest	44.687	68.535	-35%	62.260	-28%	113.222	103.715	9%
Interest capitalized to COGS	(50.293)	(42.870)	17%	(58.117)	-13%	(93.163)	(95.299)	-2%
Closing balance	241.875	247.481	-2%	154.960	56%	241.875	154.960	56%

Selling, General, and Administrative Expenses (SG&A)

SG&A expenses totaled R$171 million in 2Q12, a 24% increase on the R$138million in SG&A expenses posted in 2Q11. Selling expenses remained stable on a Y-o-Y basis at R$78 million. During the 1H12, administrative expenses reached R$172 million, a 18% increase Q-o-Q, and 47% increase over the R$117 million posted in 1H11. The main reasons for the increase in SG&A expenses were: 1) administrative expenses related to the expansion of AlphaVille’s operations given the increased contribuition in Gafisa Group mix, which accounted for 33% of the annual change in the G&A registrered in the period 2) a provision related to the distribution of variable compensation, which accounted for 57% of the annual change in the G&A registrered in the period 3) other representing the remaining 10%.

Table 35. SG&A Expenses (R$000)
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses	78,165	58,486	34%	77,945	0%	136,651	137,752	-1%
G&A expenses	93,034	78,984	18%	60,354	54%	172,018	116,661	47%
SG&A	171,199	137,470	25%	138,299	24%	308,669	254,413	21%

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Launches	14,3%	12,6%	169bps	5,6%	866bps	13,5%	7,3%	625bps
G&A /Launches	17,0%	17,0%	-1bps	4,4%	1265bps	17,0%	6,2%	1086bps
SG&A/Launches	31,3%	29,6%	168bps	10,0%	2131bps	30,6%	13,4%	1711bps
Selling expenses /Launches (ex-Tenda)	10,1%	8,2%	194 bps	5,2%	494 bps	9,2%	6,2%	304 bps
G&A /Launches (ex-Tenda)	12,1%	11,2%	90 bps	3,7%	843 bps	11,7%	4,9%	678 bps
SG&A/Launches (ex-Tenda)	22,2%	19,4%	284 bps	8,9%	1337 bps	20,9%	11,1%	982 bps

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Pre-Sales	12,4%	14,3%	-193bps	6,8%	561bps	13,2%	7,0%	616bps
G&A /Pre-Sales	14,8%	19,3%	-459bps	5,3%	950bps	16,6%	5,9%	1064bps
SG&A / Pre-Sales	27,2%	33,7%	-651bps	12,1%	1510bps	29,7%	12,9%	1680bps
Selling expenses /Pre-Sales (ex-Tenda)	9,0%	7,6%	139 bps	5,8%	321 bps	8,4%	6,2%	218 bps
G&A /Pre-Sales (ex-Tenda)	10,8%	10,4%	34 bps	4,1%	666 bps	10,6%	4,9%	570 bps
SG&A / Pre-Sales (ex-Tenda)	19,8%	18,0%	173 bps	9,9%	987 bps	19,0%	11,1%	788 bps

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Net Revenues	7,5%	6,3%	121bps	7,9%	-40bps	6,9%	8,0%	-108bps
G&A expenses/Net Revenues	8,9%	8,5%	43bps	6,1%	282bps	8,7%	6,8%	194bps
SG&A/Net Revenues	16,5%	14,8%	164bps	14,0%	242bps	15,7%	14,8%	86bps
Selling expenses /Net Revenues (ex-Tenda)	7,3%	6,2%	107 bps	7,9%	-59 bps	6,8%	7,6%	-79 bps
G&A expenses/Net Revenues (ex-Tenda)	8,7%	8,5%	20 bps	5,6%	312 bps	8,6%	6,0%	259 bps
SG&A/Net Revenues (ex-Tenda)	16,0%	14,7%	127 bps	13,5%	253 bps	15,4%	13,6%	180 bps

Consolidated Adjusted EBITDA

Adjusted EBITDA was R$149 million compared to R$105 million in the 1Q12 and R$77 million in the 2Q11. EBITDA for Gafisa and AlphaVille totaled R$90 million and R$51 million, respectively, while Tenda EBITDA was R$8 million. During the first half, the EBITDA margin reached 13% or 19% ex-Tenda, as compared to 6% and 13%, respectively, in the first half of 2011.

Table 36. Consolidated Adjusted EBITDA
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net Profit (Loss)	1,046	(31,515)	-103%	(31,843)	-103%	(30,468)	(75,134)	-59%
(+) Financial result	55,630	42,175	32%	28,866	93%	97,805	59,864	63%
(+) Income taxes	5,795	20,139	-71%	(14,709)	-139%	25,933	(33,567)	-177%
(+) Depreciation and Amortization	14,355	18,333	-22%	22,754	-37%	32,688	35,119	-7%
(+) Capitalized Interest Expenses	50,293	42,870	17%	58,117	-13%	93,163	95,299	-2%
(+) Stock option plan expenses	13,270	6,513	104%	4,781	178%	19,783	8,144	143%
(+) Minority shareholders	8,361	6,672	25%	9,531	-12%	15,033	16,371	-8%
Adjusted EBITDA	148,750	105,187	41%	77,497	92%	253,937	106,096	139%
Net Revenue	1,040,537	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Adjusted EBITDA margin	14%	11%	296 bps	8%	643 bps	13%	6%	672 bps
Adjusted EBITDA (ex Tenda)	141,017	122,045	16%	80,568	75%	263,063	150,317	75%
Adj. EBITDA Mg (ex Tenda)	19%	20%	-140 bps	12%	669 bps	19%	13%	640 bps

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins

Depreciation And Amortization

Depreciation and amortization in 2Q12 was R$14 million, a decrease of R$9 million when compared to the R$23 million recorded in 2Q11, mainly due to lower showroom depreciation.

Financial Results

Net financial expenses totaled R$56 million in 2Q12, compared to a net financial result of R$29 million in 2Q11 as a result of as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for 2Q12 amounted to negative R$ 6 million, compared to R$15 million in 2Q11.

Adjusted Net Income (Loss)

 Gafisa Group reported a net income of R$1 million in the 2Q12, compared with a net loss of R$32 million recorded in both the 1Q12 and 2Q11 results.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$4.1 billion in 2Q12, 4% lower than the R$4.3 billion posted in 2Q11 and stable compared to results from the first quarter. The consolidated margin for the quarter was stable at 36% Y-o-Y and Q-o-Q. The table below shows the backlog margin by segment:

Table 37. Results to be recognized (REF) by brand
	Gafisa	Tenda	AlphaVille	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	2,487,909	904,400	731,843	4,124,152	3,219,751
Costs to be incurred (units sold)	(1,624,085)	(679,504)	(344,559)	(2,648,148)	(1,968,644)
Results to be Recognized	863,823	224,896	387,284	1,476,003	1,251,107
Backlog Margin	35%	25%	53%	36%	39%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 38. Gafisa Group Results to be recognized (REF)
	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Results to be recognized	4,124,151	4,238,385	-3%	4,276,647	-4%	4,124,151	4,276,647	-4%
Costs to be incurred (units sold)	(2,648,148)	(2,723,445)	-3%	(2,716,934)	-3%	(2,648,148)	(2,716,934)	-3%
Results to be Recognized	1,476,003	1,514,940	-3%	1,559,713	-5%	1,476,003	1,559,713	-5%
Backlog Margin	36%	36%	5bps	36%	-68bps	36%	36%	-68bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

BALANCE SHEET

Cash and Cash Equivalents

On June 30, 2012, cash and cash equivalents reached R$1,1 billion, in line with the previous quarter. We believe our cash position is sufficient to execute our development plans.

Accounts Receivable

At the end of 2Q12, total accounts receivable decreased 9% to R$9 billion on a year-over-year basis and remained virtually stable as compared to the previous quarter.

Table 39. Total receivables
(R$000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	4,280,386	4,398,947	-3%	4,438,658	-4%
Receivables from PoC – ST (on balance sheet)	3,745,487	3,638,581	3%	4,153,855	-10%
Receivables from PoC – LT (on balance sheet)	922,043	1,101,138	-16%	1,188,791	-22%
Total	8,947,916	9,138,666	-2%	9,781,304	-9%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 40. Inventory (Balance Sheet at cost)
(R$000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Land	1.023.179	1.226.418	-17%	1.044.270	-2%
Units under construction	1.386.111	1.438.026	-4%	1.136.315	22%
Completed units	209.703	196.700	7%	293.072	-28%
Total	2.618.993	2.861.144	-8%	2.473.657	6%

Inventory at market value totaled R$3.3 billion in 2Q12, 6.3% below the R$3.5 billion registered in the previous quarter. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures. At the end of 2Q12, finished units accounted for 12% of total inventory. We continue to focus on reducing finished inventory.

Table 41. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 2Q12
Gafisa	525.033	502,636	373,673	371,523	103,080	1,875,945
AlphaVille	-	215,678	141,429	15,710	200,081	572,898
Tenda	56.797	180,100	233,287	291,205	76,872	838,261
Total	581.830	898,413	748,389	678,438	380,033	3,287,103

Consolidated inventory at market value reduced by R$222 million to R$3.3 billion from R$3.5 billion in the previous quarter. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$1.9 billion at the end of 2Q12. The market value of AlphaVille inventory was R$572.9 million at the end of 2Q12, a 10% decrease compared to the end of 1Q12. Tenda inventory was valued at R$838.3 million at the end of 2Q12, compared to R$915.0 million at the end of 1Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for units targeted at the low income segment. Of the 4,957 units returned to inventory, 62% have already been resold at a premium, to qualified customers within 1H12.

Table 42. Inventory at Market Value 2Q12 x 1Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,957,850	465,900	-	(456,383)	(91,423)	1,875,945	-4,2%	19,6%
AlphaVille (B)	636,258	80,619	-	(158,184)	14,205	572,898	-10,0%	21,6%
Total (A) + (B)	2,594,108	546,519	-	(614,566)	(77,218)	2,448,842	-5,6%	20,1%
Tenda (C)	915,036	0	329,127	(344,855)	(61,047)	838,261	-8,4%	1,8%
Total (A) + (B) + C)	3,509,143	546,519	329,127	(959,421)	(138,265)	3,287,103	-6,3%	16,1%

Note: 1) BoP beginning of the period – 1Q12. 2) EP end of the period – 2Q12.  3) % Change 2Q12 versus 1Q12. 4)  2Q12 sales velocity. 5) projects cancelled during the period

Liquidity

The Gafisa Group ended the second quarter with R$1.1 billion in cash and cash equivalents, a sequential improvement from R$947 million at the end of the first quarter. Net debt was R$3.09 billion at the end of the 2Q12, a R$231 million reduction from R$3.32 billion the end of 1Q12. As a result, consolidated cash generation (cash burn) was positive at approximately R$231 million in 2Q12, leading to R$155 million in 1H12. Operational consolidated cash flow reached approximately R$361 million in 1H12, 60% of the mid-range of full year guidance of R$500 – R$700 million in 2012.

The net debt and investor obligations to equity and minorities ratio was 112% compared to 122% in 1Q12, due to R$231  million in cash generation in the second-quarter. Excluding project finance, this net debt/equity ratio reached 34% from 46% in the previous period.

Currently we have access to a total of R$1.8 billion in construction finance lines contracted with banks and R$0.9 billion of construction credit lines in the process of being approved. Also, Gafisa has R$2.5 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 43. Indebtedness and Investor obligations
Type of obligation (R$000)	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Debentures - FGTS (A)	1,213,138	1,244,225	-2%	1,212,557	0%
Debentures - Working Capital (B)	567,643	704,420	-19%	677,257	-16%
Project Financing SFH – (C)	936,597	817,457	15%	735,258	27%
Working Capital (D)	1,138,363	1,138,254	0%	968,016	18%
Total (A)+(B)+(C)+(D) =(E)	3,855,741	3,904,356	-1%	3,593,088	7%
Investor Obligations (F)	329,768	364,274	-9%	460,000	-28%
Total debt (E) + (F) = (G)	4.185.509	4.265.991	-2%	4.053.088	3%
Cash and availabilities (H)	1,097,277	947,138	16%	1,163,080	-6%
Net debt (G)-(H) = (I)	3,088,232	3,321,492	-7%	2,890,008	7%
Equity + Minority Shareholders (J)	2,746,145	2,728,495	1%	3,584,471	-23%
ND/Equity (I)/(J) = (K)	112%	122%	-917bps	81%	9183bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	34%	46%	-1190bps	26%	789bps

The Gafisa Group ended the second quarter with R$1.7 billion of total debt due to short term. However, it is worth mentioning that, project finance accounts for 55% of this amount.

Table 44. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Jun/13	Until Jun/14	Until Jun/15	Until Jun/16	After Jun/16
Debentures - FGTS (A)	TR + (8.22% - 10.20%)	1,213,138	465,353	597,785	150,000	0	0
Debentures - Working Capital (B)	CDI + (0.72% - 1.95%)	567,643	136,319	131,512	142,803	149,932	7,077
Project Financing SFH – (C)	TR + (8.30% - 12.00%)	936,597	475,358	308,084	132,982	20,173	0
Working Capital (D)	CDI + (1.30% - 2.22%)	1,138,363	469,019	270,464	264,215	106,690	27,975
Total (A)+(B)+(C)+(D) =(E)		3,855,741	1,546,049	1,307,845	690,000	276,795	35,052
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	329,768	158,234	145,070	13,689	8,669	4,106
Total debt (E) + (F) = (G)	10.06%	4,185,509	1,704,283	1,452,915	703,689	285,464	39,158
% due to corresponding period			40%	35%	17%	7%	1%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		51%	55%	62%	40%	7%	0%
((B) + (D))/ (G) Corporate debt as a % of Total debt due to corresponding periods		49%	45%	38%	60%	93%	100%

Covenant Ratios

Table 45. Debenture covenants - 7th emission
2Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	19,00
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	22.17%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1.87

Table 46. Debenture covenants - 5th emission (R$250 million)
2Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	23.15%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2.38

Note: Covenant status on June 30, 2012

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches.  In the first half of 2012, the Group launched Gafisa $ 1 billion. Gafisa was able to launch 45% of the mid-range of 2012 guidance of R$1.5 billion for the segment.  AlphaVille’s launches, were in line with the internal planning, representing 1/3 of the guidance for the year. Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the 1H12.  We want to re-launching the Tenda operations under a profitable business model.

Table 47. Launche Guidance – 2012 Estimates  versus Actual figures 1H12

Launches Guidance 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidaded Launches (R$2.70 – R$3.30bn)	R$3.00bn	R$1.01bn	34%
Breakdown by Brand
Launches Gafisa (R$1.35 – R$1.65bn)	R$1.50bn	R$681mn	45%
Launches AlphaVille (R$1.08 – R$1.32bn)	R$1.20bn	R$330mn	27%
Launches Tenda (R$270 – R$330mn)	R$300 mn	R$0	0%

As of June 30, 2012, the Company had R$1 billion in cash and cash equivalents. During 1H12 operational consolidated cash flow reached approximately R$361 million, representing 60% of the mid-range guidance of R$500 – R$700 million for the full year of 2012. The key drivers of cash flow generation include: (1) our ability to deliver units at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, that had a minor contribution to the results posted in the period.

Table 48. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 1H12

Guidance 2012	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Operational Cash Flow (R$500 – R$700 mn)	R$600	R$361	60%

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first-half of 2012, the Gafisa Group delivered 12,197 units and transferred 6,300 Tenda customers to financial institutions, achieving 50% of the mid-range of the guidance for both figures.

Table 49. Other Relevant Opeational Indicators – 2012 Estimates  versus Actual figures 1H12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Units to be Delivered (22-26K)	24,000	12,197	51%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,026	56%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	1,637	34%
# Units to be Delivered Tenda (11,000-13,000)	12,000	6,534	54%

Table 50. Tenda Milestones – 2012 Estimates  versus Actual figures 1H12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	6,422	54%

CONSOLIDATED INCOME STATEMENT

R$000	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net Operating Revenue	1,040,537	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Operating Costs	(761,396)	(726,254)	5%	(823,990)	+8%	(1,487,650)	(1,439,578)	3%
Gross profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Operating Expenses	(208,309)	(164,108)	27%	(169,690)	23%	(372,417)	(309,161)	20%
Selling Expenses	(78,165)	(58,486)	34%	(77,945)	0%	(136,651)	(137,752)	-1%
General and Administrative Expenses	(93,034)	(78,984)	18%	(60,354)	54%	(172,018)	(116,661)	47%
Other Operating Rev / Expenses	(22,755)	(8,305)	174%	(8,637)	163%	(31,060)	(19,629)	58%
Depreciation and Amortization	(14,355)	(18,333)	22%	(22,754)	37%	(32,688)	(35,119)	7%
Operating results	70,832	37,471	89%	(8,155)	-969%	108,303	(32,466)	-434%

Financial Income	21,721	19,689	10%	21,697	0%	41,410	46,361	-11%
Financial Expenses	(77,351)	(61,864)	25%	(50,563)	53%	(139,215)	(106,225)	31%

Income (Loss) Before Taxes on Income	15,202	(4,704)	423%	(37,021)	141%	10,498	(92,330)	111%

Deferred Taxes	(1,758)	(6,319)	72%	26,968	-107%	(8,077)	55,088	-115%
Income Tax and Social Contribution	(4,037)	(13,820)	71%	(12,259)	67%	(17,856)	(21,521)	17%

Income (Loss) After Taxes on Income	9,407	(24,843)	138%	(22,312)	142%	(15,435)	(58,763)	74%

Minority Shareholders	(8,361)	(6,672)	25%	(9,531)	12%	(15,033)	(16,371)	8%

Net Income (Loss)	1,046	(31,515)	103%	(31,843)	103%	(30,468)	(75,134)	59%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED BALANCE SHEET

	2Q12	1Q12	Q-o-Q(%)	2Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.097.277	947.138	16%	1.163.080	-6%
Receivables from clients	3.745.488	3.638.581	3%	4.153.855	-10%
Properties for sale	2.053.171	2.088.930	-2%	2.126.999	-3%
Other accounts receivable	177.506	157.900	12%	201.492	-12%
Deferred selling expenses	73.097	58.989	24%	20.588	255%
Prepaid expenses	19.691	15.723	25%	9.533	107%
Properties for sale	183.440	93.188	97%	-	0%
Financial Instruments	17.689	10.391	70%		0%
	7.367.359	7.010.840	5%	7.675.547	-4%
Long-term Assets
Receivables from clients	922.044	1.101.138	-16%	1.188.791	-22%
Properties for sale	382.382	679.026	-44%	346.658	10%
Deferred taxes	0	0	0%	67.620	-100%
Other	228.083	290.849	-22%	197.085	16%
	1.532.509	2.071.013	-26%	1.800.154	-15%
Investments	270.786	285.825	-5%	296.759	-9%

Total Assets	9.170.654	9.367.678	-2%	9.772.460	-6%

Current Liabilities
Loans and financing	944.377	866.539	9%	689.412	37%
Debentures	601.672	348.577	73%	153.788	291%
Obligations for purchase of land and advances from clients	451.129	498.193	-9%	526.560	-14%
Materials and service suppliers	174.892	148.965	17%	225.692	-23%
Taxes and contributions	277.391	278.678	0%	270.840	2%
Obligation for investors	158.234	160.981	-2%	159.702	-1%
Other	555.949	558.805	-1%	197.923	181%
	3.163.644	2.860.738	11%	2.223.917	42%
Long-term Liabilities
Loans and financing	1.130.583	1.089.172	4%	1.013.961	12%
Debentures	1.179.109	1600068	-26%	1.736.027	-32%
Obligations for purchase of land	114.329	127.667	-10%	183.619	-38%
Deferred taxes	91.079	89.321	2%	-	0%
Provision for contingencies	144.894	134.309	8%	126.811	14%
Obligation for investors	171.534	203.293	-16%	316.604	-46%
Other	429.337	534.615	-20%	587.051	-27%
	3.260.865	3.778.445	-14%	3.964.073	-18%
Shareholders' Equity
Capital	2.734.159	2.734.157	0%	2.730.789	0%
Treasury shares	(1.731)	(1.731)	0%	(1.731)	0%
Capital reserves	29.779	24.244	23%	262.970	-89%
Revenue reserves	-	-	0%	589.726	-100%
Retained earnings	(30.468)	(31.515)	-3%	(75.134)	-59%
Accumulated losses	(102.019)	(102.019)	0%	-	0%
Non-controlling interests	116.425	105.359	11%	77.850	50%
	2.746.145	2.728.495	1%	3.584.470	-23%
Liabilities and Shareholders' Equity	9.170.654	9.367.678	-2%	9.772.460	-6%

CASH FLOW

	2Q12	2Q11
Income Before Taxes on Income	15.202	(37.019)
Expenses (income) not affecting working capital	20.775	53.004
Depreciation and amortization	14.355	22.754
Impairment allowance	(5.103)	0
Expense on stock option plan	13.270	4.781
Penalty fee over delayed projects	(6.265)	0
Unrealized interest and charges, net	(18.501)	8.812
Deferred Taxes
Disposal of fixed asset	(877)	0
Warranty provision	1.269	2.284
Provision for contingencies	24.125	11.552
Profit sharing provision	15.888	2.350
Allowance (reversal) for doubtful debts	(10.087)	0
Profit / Loss from financial instruments	(7.299)	471
Clients	82.275	(479.447)
Properties for sale	258.762	135.004
Other receivables	(14.839)	2.108
Deferred selling expenses and prepaid expenses	(18.075)	(1.013)
Obligations on land purchases and advances from customers	(60.402)	86.673
Taxes and contributions	(1.288)	63.759
Trade accounts payable	25.928	47.249
Salaries, payroll charges	(10.342)	(20.479)
Other accounts payable	(11.142)	(72.241)
Current account operations	(109.102)	49.579
Paid taxes	26.778	24.816
Cash used in operating activities	(4.037)	(13.519)
Investing activities	200.493	(161.526)
Purchase of property and equipment and deferred charges	(21.456)	(26.802)
Redemption of securities, restricted securities and loans	3.413.934	2.451.697
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(3.528.684)	(2.586.317)
Cash used in investing activities	(136.206)	(161.422)
Financing activities
Capital increase	2	2
Contributions from venture partners	(34.506)	91.433
Increase in loans and financing	263.763	483.533
Repayment of loans and financing	(293.877)	(282.698)
Assignment of credit receivables, net	45.225	155.889
Proceeds from subscription of redeemable equity interest in securitization fund	(3.828)	(3.744)
Operations of mutual	(5.677)	(19.984)
Net cash provided by financing activities	(28.898)	424.431
Net increase (decrease) in cash and cash equivalents	35.389	101.483
Cash and cash equivalents
At the beginning of the period	265.265	228.700
At the end of the period	300.654	330.183
Net increase (decrease) in cash and cash equivalents	35.389	101.483

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations Contact Info Luciana Doria Wilson Website: www.gafisa.com.br/ir Phone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 Email: ri@gafisa.com.br	Media Relations (Brazil) Débora Mari Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The second-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this information.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarter at Avenida das Nações Unidas, nº 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the later, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures.

Real estate projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

In the 4th quarter of 2011, the Company conducted an extensive review of its operations and business strategy, as well as those of its subsidiaries. As a result of this review, the following changes were made:

•   Establishment of a new organizational structure divided into brands, with indication of the professionals responsible for the respective structures;

•   Temporary reduction of the activities of the Tenda brand, until the Company is able to operate efficiently based on the fundamentals of this segment, that is, production at competitive costs (using the technology of steel structures) and immediate transfer, soon after the sale, of clients to a financial institution;

•   Increase in investments in the Alphaville brand, as it is the most profitable segment of the product portfolio; and

•   Focus the Gafisa brand on the markets of São Paulo and Rio de Janeiro.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations --Continued

As a consequence of this review and of the newly established structure, a series of measures were taken:

•   Extensive review of all budgets of the costs of works in progress;

•   Review of all portfolio of Tenda customers in order to confirm whether they fulfill the requirements of financial institutions; and

•   Analysis of the recoverability of lands located in non-priority regions.

Because of these changes and reviews made, the Company recognized adjustments and provisions amounting to approximately R$639,482 for 2011, of which R$113,952 for the six-month period ended June 30, 2011 (Note 2.3). Such adjustments and provisions did not produce an impact on the capital flow of the Company neither shall impact its capacity to fulfill commitments, as mentioned in Note 1 to the financial statements as of December 31, 2011.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies

The Board of Directors of the Company has power to amend the individual and consolidated interim financial information (“quarterly information”) of the Company after they are issued. On August 08, 2012, the Company’s Board of Directors approved the individual and consolidated quarterly information of the Company and authorized their issuance.

The individual and consolidated quarterly information were prepared and presented according to the same accounting practices adopted in the presentation and preparation, as mentioned in Note 2.1, of the financial statements for the year ended December 31, 2011, which shall be read together with this Quarterly Information.

Pursuant to CVM/SNC/SEP Circular Letter No. 03/2011, the Company states that the significant accounting judgments, estimates and assumptions, as well as the significant accounting practices are the same as those disclosed in the annual financial statements for 2011, and continue valid for the quarterly information hereof. Therefore, the corresponding information shall be read in Notes 2.1 and 2.2 of those financial statements.

In order to enhance the information described in Note 2.2, as of December 31, 2011, particularly in relation to the determination of fair value for recognition of revenue from units sold and under construction, which is appropriated to income throughout the construction period, the following criteria is adopted by the Company:

•         The fair value of the revenue from units sold is stated at present value based on the discount rate which its fundamentals and assumption are the average rate of the financing obtained by the Company, net of adjustment for inflation, between the contract signature date and the estimated date to handover the keys of the completed property to the buyer (from the handover of keys, an interest of 12% p.a. plus adjustment for inflation is applied to the accounts receivable);

•         The discount rate adopted by the Company and its subsidiaries is 3.23% for the period ended June 30, 2012 (4.18% as of December 31, 2011), net of INCC;

•         Subsequently, interests accrue over time on the new fair value to calculate the revenue to be appropriated, on which the percentage of completion will be applied; and,

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

•         In compliance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sale of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and are discounted to present value, once the agreed-upon inflation indexes do not include the interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys. The discount rate adopted is based on fundamentals and assumption of an average rate of loans and financing obtained by the Company, net of the inflation effect, as mentioned in Note 2.2.20 to the financial statements as of December 31, 2011.

In order to determine the most significant risks and benefits inherent in the ownership of real estate units sold that are transferred to real estate buyers, the Company follows the Technical Orientation OCPC 04. It requires significant judgment, and in this context, the Management considered all discussions on the theme that were held in the scope of the Task Group coordinated by the Securities Exchange Commission (CVM) in which the Company was represented by the Brazilian Association of Publicly-Held Companies (ABRASCA), which led to a presentation to the CPC of the minutes of the OCPC 04, which it approved and guided the Technical Interpretation ICPC 02 to Brazilian real estate entities.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

The individual and consolidated quarterly information was prepared based on historical cost basis, except if otherwise stated. The historical cost is usually based on the considerations paid in exchange for assets.

All amounts reported in this quarterly information are in thousands of Reais, except as otherwise stated.

The non-financial data included in this quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed.

Except for the loss for the period, the Company does not have other comprehensive loss or income.

The explanatory notes that did not undergo significant changes in relation to the individual and consolidated statements as of December 31, 2011 were not included in the accompanying quarterly information.

2.1. Functional currency

The individual and consolidated quarterly information are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.2. Consolidated interim financial information

The consolidated interim financial information of the Company includes the financial information of Gafisa, its direct and indirect subsidiaries, and jointly-controlled companies. The control over such entities is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or shared control begins until the date it ceases. As of June 30, 2012 and December 31, 2011, the Quarterly Information and Consolidated Financial Statements include the full consolidation of the following companies, respectively:

	Interest %
	June 2012	December 2011

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80

(*)  It does not include jointly-controlled investees, as detailed below:

The accounting practices were uniformly adopted in all companies included in the consolidated Quarterly Information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries in Note 9.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

The Company carried out the proportionate consolidation of the financial information of the direct jointly-controlled investees listed below, which main information is the following:

	% - Interest		Total assets		Total liabilities		Equity		Net revenue		Net income (loss) for the period
Investees	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	6/30/2011 (Restated)	6/30/2012	6/30/2011 (Restated)
API SPE 28 - Planej.e Desenv.de Emp.Imob.Ltda.	50%	50%	155,321	127,409	79,896	63,735	75,425	63,674	25,570	32,940	8,491	14,052
Gafisa SPE-77 Empreendimentos Imobiliários Ltda.	65%	65%	110,337	126,341	83,355	67,979	26,982	58,362	26,402	14,383	2,508	5,423
GAFISA SPE-48 S/A	80%	80%	66,820	85,077	10,537	31,271	56,283	53,806	4,453	4,978	2,477	(6,491)
Gafisa SPE-55 S.A.	80%	80%	65,817	78,523	16,843	28,579	48,974	49,944	10,174	28,681	(970)	5,014
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	50%	93,495	72,859	51,526	38,080	41,969	34,779	44,771	21,277	20,181	7,127
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	50%	85,109	104,432	52,685	74,951	32,424	29,481	19,539	13,142	2,943	6,028
Gafisa e Ivo Rizzo SPE-47 Emp. Imobiliários Ltda.	80%	80%	37,232	37,945	12,677	13,004	24,555	24,941	-	(178)	(387)	(269)
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	50%	42,965	58,560	24,992	34,745	17,973	23,815	(796)	13,882	(1,895)	3,115
Grand Park - Parque das Arvores Emp. Imob. Ltda	50%	50%	73,740	93,305	53,573	70,656	20,167	22,649	(9,779)	21,489	(8,026)	1,268
Gafisa SPE-85 Emp. Imob. Ltda.	80%	80%	95,176	84,945	72,725	66,267	22,451	18,678	13,749	21,569	3,773	885
Manhattan Square Emp. Imob. Coml 01 SPE Ltda.	50%	50%	93,639	81,266	72,982	66,974	20,657	14,292	19,019	19,006	6,365	1,213
Aram SPE Empreendimentos Imobiliários Ltda.	80%	80%	35,730	33,315	20,770	19,334	14,960	13,981	6,052	7,026	2,067	2,527
Costa Maggiore Emp. Imob. Ltda.	50%	50%	27,290	29,568	12,800	16,337	14,490	13,231	354	3,778	1,260	364
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	50%	54,602	41,314	35,417	28,564	19,185	12,750	26,198	10,357	6,436	2,110
O Bosque Empr. Imob. Ltda.	60%	60%	9,699	9,898	352	319	9,347	9,579	367	84	(231)	(58)
Apoena Emp. Imob. Ltda.	80%	80%	20,254	14,674	9,686	5,666	10,568	9,008	5,350	824	1,560	(454)
Grand Park - Parque das Aguas Emp. Imob. Ltda.	50%	50%	30,036	49,974	27,681	41,835	2,355	8,139	(1,351)	10,806	(5,784)	(1,471)
Parque do Morumbi Incorporadora LTDA.	80%	80%	31,240	24,417	17,518	16,370	13,722	8,047	16,958	4,178	6,631	445
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	80%	35,263	35,594	24,834	27,169	10,429	8,425	5,731	9,276	2,004	(890)
Other	Several	Several	685,008	591,786	631,638	543,444	53,370	48,342	94,338	60,300	7,837	(13,570)

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of consolidated quarterly information at June 30, 2011

As mentioned in Note 1, in line with the new strategic direction of the Company, during the fourth quarter of 2011, the executives who assumed the management of the operations of Gafisa and its subsidiaries Tenda and AUSA, conducted an extensive review of the budgets of construction works while reviewing the short and long-term business plan of the Company, and estimated the costs necessary for their completion. In the review process, adjustments to budgets that should have been recorded in the six-month period ended June 30, 2011 were identified and that were not identified through the internal controls operating at that period.

We highlight that the adjustments to costs that were identified are mainly from the operational problems in the performance of construction works by franchise partners and contractors, renegotiation of supplier’s contracts and project changes.

The Company’s management, with the objective of identifying the retroactive effects, reviewed the costs of earth moving construction and brickwork stages; contracts for the replacement of contractors and franchise partners and additional costs of completed units.

The retrospective effects of adjustments to the budgets of costs for period ended June 30, 2011, disclosed and accounted for in accordance with CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors (equivalent to IAS 8), are as follows:

	Company		Consolidated
	As of June 30, 2011
	Equity	Income (loss) for the period	Equity	Income (loss) for the period

As originally reported	3,772,058	38,818	3,850,343	38,818
Decrease in net operating revenue	(106,870)	(46,756)	(317,972)	(149,704)
Decrease in equity pick-up and other expenses	(180,595)	(86,702)	(1,530)	(1,530)
Increase in deferred income tax and social contribution	22,028	19,506	53,193	36,857
Non-controlling interests	-	-	436	425
Restated	3,506,621	(75,134)	3,584,470	(75,134)

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of the consolidated quarterly information at June 30, 2011

In addition, for purposes of a better presentation and comparability of the quarterly information at June 30, 2012, the following reclassifications were made in the comparative quarterly information at June 30, 2011:

•      Reclassification of brokerage expenses, from being deductions from revenues and services, to the account “Selling Expenses”.

Statement of income:

	Company				Consolidated
	As originally reported	Adjustments	Reclassification	Restated	As originally reported	Adjustments	Reclassification	Restated

Net operating revenue	576,102	(46,756)	11,986	541,332	1,841,700	(149,704)	24,277	1,716,273
Operating costs	(503,744)	(5,306)	-	(509,050)	(1,438,012)	(1,566)	-	(1,439,578)
Gross profit	72,358	(52,062)	11,986	32,282	403,688	(151,270)	24,277	276,695
Operating income (expenses)
Selling expenses	(41,581)	-	(11,986)	(53,567)	(113,475)	-	(24,277)	(137,752)
Equity pick-up	143,087	(79,591)	-	63,496	-	-	-	-
Other operating expenses	(98,963)	(1,805)	-	(100,768)	(171,445)	36	-	(171,409)
Financial income	(41,504)		-	(41,504)	(59,864)	-	-	(59,864)
Tax expenses	5,421	19,506	-	24,927	(3,290)	36,857	-	33,567
Net income (loss) before non-controlling interests	38,818	(113,952)	-	(75,134)	55,614	(114,377)	-	(58,763)
( - ) Net income (loss) for the period attributable to non-controlling interests	-	-	-	-	(16,796)	425	-	(16,371)
Net income (loss) for the period	38,818	(113,952)	-	(75,134)	38,818	(113,952)	-	(75,134)
Basic net income (loss) per thousand shares – in Reais (company)	0.0900	(0.2642)	-	(0.1742)
Diluted net income (loss) per thousand shares – in Reais (company)	0.0896	(0.2642)	-	(0.1742)

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of the consolidated quarterly information at June 30, 2011

Statement of cash flows:

	Company			Consolidated
	As originally reported	Adjustments	Restated	As originally reported	Adjustments	Restated

Income (loss) before income and social contribution taxes	33,397	(133,458)	(100,061)	58,904	(151,234)	(92,330)
Expenses (income) not affecting cash and cash equivalents and short-term investments	(44,625)	79,592	34,967	143,856	-	143,856
Increase/decrease in assets and liabilities	(238,512)	63,459	(175,053)	(603,024)	151,234	(385,605)
Cash used in operating activities	(249,740)	9,593	(240,147)	(400,264)	66,185	(334,079)
Cash from (used in) investing activities	29,545	1,805	31,350	70,797	-	70,797
Cash from financing activities	185,985	(11,398)	174,587	403,268	(66,185)	337,083
Net increase (decrease) in cash and cash equivalents and short-term investments	(34,210)	-	(34,210)	73,801	-	73,801
Cash and cash equivalents
At the beginning of the period	66,092	-	66,092	256,382	-	256,382
At the end of the period	31,882	-	31,882	330,183	-	330,183
Net increase (decrease) in cash and cash equivalents	(34,210)	-	(34,210)	73,801	-	73,801

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.   New pronouncement issued by the IASB

As mentioned in Note 3 to the financial statements for 2011, new pronouncements, amendments to existing pronouncements and new interpretations were published and are mandatory for the years beginning January 1, 2012 or later.

The Accounting Pronouncements Committee (CPC) has not issued the respective pronouncements and amendments related to this explanatory note of the new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM before the date of their mandatory application.

The Company and its subsidiaries did not make the early adoption of such amendments in their consolidated quarterly information at June 30, 2012 neither had the opportunity to assess the possible impact of the adoption of such amendments.

No new pronouncement was issued besides those disclosed in the financial statements for 2011.

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Cash and banks	14,284	31,116	216,386	86,628
Securities purchased under agreement to resell (a)	334	1,110	84,268	50,970

Total cash and cash equivalents	14,618	32,226	300,654	137,598

(a)   Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

As of June 30, 2012, the securities purchased under agreement to resell include interest earned from 75% to 102% of Interbank Deposit Certificates (CDI) (from 70% to 102% of CDI at December 31, 2011). All transactions are made with financial institutions considered by management to be first class.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit --Continued

4.2.    Short-term investments, restricted cash in guarantee to loans and restricted credit

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Investment funds	-	-	3,979	2,686
Bank deposit certificates (a)	61,920	6,187	444,213	466,753
Restricted cash in guarantee to loans (b)	42,059	56,139	83,253	59,497
Restricted credits (c)	14,354	17,837	254,379	306,268
Other (d)	10,799	10,799	10,799	10,858
Total short-term investments, restricted cash in guarantee to loans and restricted credit	129,132	90,962	796,623	846,062

(a)   As of June 30, 2012, Bank Deposit Certificates (CDBs) include interest earned varying from  90% to 103.5% (from 75% to 110% as of December 31, 2011) of Interbank Deposit Certificates (CDI). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, we invest in short term (up to 20 working days) through securities purchased under agreement to resell which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)     Restricted cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed or price indexes, and inflation variation, and made available when the ratio of restricted receivables in guarantee to debentures reach 120% of the debt balance (Note 12).  R$43,383 of total refers to financial investments, with fixed interest at 101% of CDI, with grace period of 90 days, related to the assignment of receivables described in Note 5(v). See Notes 12(v) and 16(b).

(c)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing). These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expect to be in up to 90 days.

(d)   Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At June 30, 2012 and December 31, 2011, the CEPACs, recorded in the account “Other”, in the amount of R$10,799, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future. During 2011, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of June 30, 2012 and December 31, 2011, the amount recognized amount relating to open-end assets and exclusive consolidated investment funds are classified as “held for trading” at fair value, as contra-entry to income for the period or year.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Real estate development and sales (i)	1,432,790	1,575,751	5,108,480	5,438,850
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(11,248)	(5,585)	(379,597)	(514,654)
( - ) Adjustments to present value	(12,766)	(19,080)	(74,699)	(109,152)
Services and construction and other receivables	36,500	9,274	13,348	11,404

	1,445,276	1,560,360	4,667,532	4,826,448

Current	1,250,824	1,390,694	3,745,488	3,962,574
Non-current	194,452	169,666	922,044	863,874

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2012	12/31/2011	06/30/2012	12/31/2011
2012	667,054	1,415,359	2,695,881	4,586,380
2013	688,768	72,893	1,887,907	545,882
2014	57,566	49,829	272,965	208,766
2015	22,475	11,130	106,571	27,429
2016 onwards	33,427	35,814	158,504	81,797
	1,469,290	1,585,025	5,121,828	5,450,254
( - ) Adjustment to present value	(12,766)	(19,080)	(74,699)	(109,152)
( - ) Allowance for doubtful account and cancelled contracts	(11,248)	(5,585)	(379,597)	(514,654)
	1,445,276	1,560,360	4,667,532	4,826,448

(i)      The balance of account receivable from units sold and not yet delivered is not fully reflected in quarterly information. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

Advances from clients (development and services), which exceed the revenues recorded in the period, at June 30, 2012, amount to R$39,205 (R$57,297 as of December 31, 2011) in the Company’s interim financial information and to R$147,675 (R$215,042 as of December 31, 2011) in the consolidated interim financial information, without effect of adjustment to present value, and are classified in “payables for purchase of land and advances from customers " (Note  17).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services--Continued

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue from real estate development". The amounts recognized for the period ended June 30, 2012 and 2011 amounted to R$29,848 and R$8,635, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of receivables and properties for sale, amounts to R$106,772 (consolidated) as of June 30, 2012 (R$119,824 as of December 31, 2011), is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended June 30, 2012, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Allowance for doubtful account and cancelled contracts

Balance at December 31, 2011	(5,585)
Additions	(5,663)
Balance at June 30, 2012	(11,248)

	Consolidated
	Allowance for doubtful account and cancelled contracts
	June 30, 2012
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2011	(514,654)	394,830	(119,824)
Additions	(5,663)	-	(5,663)
Write-offs / reversal (Notes 22 and 23)	140,720	(122,005)	18,715
Balance at June 30, 2012	(379,597)	272,825	(106,772)

The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended June 30, 2012 amounted to R$6,314 in the Company’s statements and R$34,453 in the consolidated statements.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Receivables from units not completed were measured at present value. The discount rate applied by the Company and its subsidiaries was at 3.23% for the period ended June 30, 2012 (4.18% as of December 31, 2011), net of Civil Construction National Index (INCC).

(ii)     On March 31, 2009, the Company entered into a Credit Rights Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At June 30, 2012, it amounts to R$9,432 (Note 9). Senior and Subordinated shares receivable are indexed to IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its quarterly information. Accordingly, it discloses at June 30, 2012, receivables amounting to R$24,295 in the group of trade accounts receivable, and R$14,865, is reflected in “other payables” (Note 15), and the balance of subordinated shares held by the Company being eliminated in this consolidation process.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.     Trade accounts receivable of development and services —Continued

On March 12, 2012, the shareholders of Gafisa FIDC unanimously approved at a meeting held on that date, amendments to the fund rules, comprising the inclusion of a provision that allows for extraordinary amortization of subordinated shares; replacement of the rating agency; possibility of selling subordinated shares and changes to the amortization flow of shares to cash basis. At this same meeting, the extraordinary amortization was approved in the amount of R$10,000 on March 22, 2012.

(iii)    On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations assumed on assignment of receivables”. At June 30, 2012, it amounts to R$18,388 (R$24,791 as of December 31, 2011) (Note 13).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(iv)   On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said Assignment Agreement is the definitive assignment by the assignor to the benefit of the assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “obligations assumed on the assignment of receivables”. As of June 30, 2012, the balance of this transaction is R$37,417 in the Company’s interim financial information and R$123.641 in the consolidated interim financial information (Note 13).

(v)    On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$43,383 (Note 4.2(b)). The financial investment - CDB – has grace period of 90 days before released, as mentioned in Note 4.2(a). As of June 30, 2012, the balance of this transaction amounts to R$59,385 in the Company’s interim financial information and R$65.914 in the consolidated interim financial information (Note 13).

(vi)   The Company and its subsidiaries entered into on December 22, 2011, a Definitive Assignment of Real Estate Receivables Agreement (CCI). The subject of such assignment agreement is the definitive assignment by the assignor to the assignee a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “obligations assumed on assignment of receivables”. As of June 30, 2012, the balance of this transaction is R$34,900 in the Company’s interim financial information and R$54,189 in the consolidated interim financial information (Note 13).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(vii)  The Company and its subsidiaries entered into on May 9, 2012 a Definitive Assignment of Real Estate Receivables Agreement (CCI), which subject assignment agreement is the definitive assignment by the assignor to the assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, by R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. As of June 30, 2012, the balance of this transaction is R$15,709 in the Company’s information and R$52,440 in the consolidated interim financial information (Note 13).

For the items (ii) to (vii) Gafisa was engaged to perform, among other duties, the management of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

The total balance of the assignment of receivables, recorded in current and non current liabilities, as of June 30, 2012 is R$178,569 (R$296,909 as of December 31, 2011) in the Company’s interim financial information and R$365,449 (R$501,971 as of December 31, 2011) in the consolidated interim financial information (Note 13).

6.   Properties for sale

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Land	493,907	582,952	862,724	1,209,400
( - ) Provision for realization of land	(2,594)	(6,643)	(19,248)	(50,049)
( - ) Adjustment to present value	(2,378)	(3,633)	(3,738)	(8,183)
Property under construction	294,828	305,162	1,113,287	1,181,950
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	-	-	272,825	394,830
Completed units	18,987	32,609	209,703	119,342

	802,750	910,447	2,435,553	2,847,290

Current portion	693,143	504,489	2,053,171	2,049,084
Non-current portion	109,607	405,958	382,382	798,206

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale--Continued

In the period ended June 30, 2012, the change in the provision for realization of land is summarized as follows:

	Company	Consolidated
	Provision for realization of land

Balance at December 31, 2011	(6,643)	(50,049)
Additions	(229)	(229)
Write-offs	4,278	7,551
Transfer to land for sale (Note 8)	-	23,479
Balance at June 30, 2012	(2,594)	(19,248)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units at acquisition date. At June 30, 2012, the net balance of land acquired through barter transactions amounts to R$21,418 (R$30,111 as of December 31, 2011), in the Company’s interim financial information and R$51,096 (R$83,506 as of December 31, 2011) in the consolidated interim financial information (Note 17).

As disclosed in Note 11, the balance of capitalized financial charges at June 30, 2012 amounts to R$134,984 in the Company’s interim financial information and R$241,875 in the consolidated interim financial information.

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of land with no income statement effect (Note 17). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the period ended June 30, 2012 amounts to R$534 in the Company’s interim financial information and R$662 in the consolidated interim financial information.

7.   Other accounts receivable and others

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Advances to suppliers	3,326	1,080	9,221	7,309
Recoverable taxes (IRRF, PIS, COFINS, among other)	30,114	35,588	54,268	85,057
Judicial deposit (Note 16)	95,833	85,702	123,087	108,436
Other	63	2	8,364	3,426

	129,336	122,372	194,940	204,228

Current portion	23,121	26,503	84,016	60,378
Non-current portion	106,215	95,869	110,924	143,850

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Land available for sale

The Company, in line with the new strategic direction implemented at the end of 2011, opted to sell land not included in the Business Plan approved for 2012. Therefore, it devised a specific plan for the sale of such land in 2012. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is shown by company as follow:

	Consolidated
Company	Cost				Provision for impairment					Net balance
	Balance at December 31, 2011	Transfer of properties for sale (Note 6)	Reversal / Write-offs	Balance at June 30, 2012	Balance at December 31, 2011	Additions	Reversal / Write-offs	Transfer of properties for sale (Note 6)	Balance at June 30, 2012	Balance at June 30, 2012

Gafisa and SPEs	93,464	40,444	(40,779)	93,129	(27,495)	-	5,266	-	(22,229)	70,900
Tenda and SPEs	41,730	109,991	(9,496)	142,225	(14,511)	-	8,305	(23,479)	(29,685)	112,540

	135,194	150,435	(50,275)	235,354	(42,006)	-	13,571	(23,479)	(51,914)	183,440

9.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at June 30, 2012 and December 31, 2011 is R$152,856 (Note 10).

The Company has an 80% interest in AUSA and has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA in 2012.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 ("Investment Agreement "), established the rules and conditions for Gafisa related to the acquisition of the capital stock of Alphaville Urbanismo S.A ("AUSA"). The Company informs that the amount negotiated for the acquisition of the remaining 20% interest in AUSA capital stock amounts to R$359 million; which shall be settled through issuance of shares of the parent company Gafisa, estimated at 70,251,551 common shares. The number of shares that shall be issued to settle this transaction is being decided on an arbitration process initiated by the non-controlling shareholders of AUSA, according to the material fact released on July 3, 2012.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa created a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds 70% of interest and Cipesa 30%. Gafisa made an R$50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling shareholders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the maximum amount being R$25,000. Accordingly, the acquisition price considered by the Company totaled R$90,000. As a result of this transaction, a goodwill amounting to R$40,687 was recorded based on expected future profitability (Note 10). The Company recorded a provision for the non realization of the amount of R$10.430 as of December 31, 2011 and wrote-off the balance due to the sale of land in the amount of R$11,509 as of June 30, 2012, totaling R$21,939. The balance of goodwill, net, amounts to R$18,748 (Note 10) as of June 30, 2012.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	06/30/2012	12/31/2011	06/30/2012	06/30/2012	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011

Construtora Tenda S.A.	100	100	3,644,813	2,158,587	2,040,094	2,083,237	(43,142)	(29,040)	2,040,094	2,083,237	(43,142)	(29,040)
Alphaville Urbanismo S.A.	60	60	1,014,652	691,348	404,130	326,272	59,134	79,990	242,478	195,763	34,403	48,431
Shertis Emp. Part. S.A.	100	100	88,496	16,852	76,644	65,177	11,468	16,144	76,644	65,177	11,468	16,144
Gafisa SPE 89 Emp. Im. Ltda.	100	100	260,375	201,377	60,160	59,463	7,397	2,883	60,160	59,463	7,397	2,883
Cipesa Empreendimentos Imobiliários S.A.	100	100	104,548	55,646	48,902	58,331	1,252	60	48,902	58,331	1,252	59
Gafisa SPE 48 S.A. (d)	80	80	66,820	10,537	57,197	54,502	2,477	-	45,757	43,741	1,982	-
Gafisa SPE 51 Emp. Im. Ltda. (d)	100	100	93,668	57,790	42,262	37,801	(1,918)	-	42,262	37,801	(1,918)	-
Gafisa SPE 41 Emp. Im. Ltda.	100	100	56,915	24,426	32,489	32,505	(16)	351	32,489	32,505	(16)	351
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	155,321	79,896	75,425	63,674	8,491	14,052	37,713	31,837	5,876	7,779
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	85,109	52,685	62,827	44,683	2,943	6,028	31,414	29,942	1,472	3,014
Verdes Praças Inc. Im. SPE Ltda.	100	100	31,175	4,560	26,615	26,875	(260)	74	26,615	26,875	(260)	74
Gafisa SPE 50 Emp. Im. Ltda.	100	100	45,446	34,643	27,138	25,654	1,269	(2,829)	27,138	25,654	1,269	(2,828)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	37,232	12,677	31,042	30,079	(387)	(269)	24,833	25,091	(309)	(215)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	37,270	19,026	18,244	18,599	(355)	53	18,244	18,599	(355)	53
Gafisa SPE 85 Emp. Im. Ltda.	80	80	95,176	72,725	26,506	21,922	3,773	885	21,205	18,186	3,019	708
Gafisa SPE 116 Emp. Im. Ltda.	50	100	63,743	63,771	63,690	17,968	2	(36)	31,845	17,983	1	(19)
FIT 13 SPE Emp. Imob. Ltda.	50	50	93,495	51,526	42,499	35,123	20,181	7,127	21,250	17,733	10,091	3,564
Gafisa FIDC (Nota 5 (ii))	100	100	24,297	14,865	9,432	17,466	-	-	9,432	17,466	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100	100	39,430	32,893	16,332	16,522	(1,085)	(2,215)	16,332	16,522	(1,085)	(2,216)
Gafisa SPE 72 Emp. Im. Ltda.	100	100	87,799	75,088	21,479	14,892	1,801	3,754	21,479	14,892	1,801	3,754
Aram SPE Emp. Imob. Ltda	80	80	35,730	20,770	18,783	17,040	2,067	2,527	15,026	14,241	784	2,021
Costa Maggiore Emp. Im. Ltda.	50	50	27,290	12,800	25,625	18,915	1,260	364	12,813	12,299	630	266
Dubai Residencial Emp Im. Ltda.	50	50	42,965	24,992	22,585	23,815	(1,895)	3,115	11,293	11,908	(921)	939
Gafisa SPE 71 Emp. Im. Ltda.	80	80	43,719	38,051	16,506	12,863	(960)	(3,282)	13,205	11,537	(768)	(2,626)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	42,837	30,646	12,191	11,470	721	2,565	12,191	11,470	721	2,565
Grand Park - Parque das Arvores Emp. Im. Ltda.	50	50	73,740	53,573	20,167	22,649	(8,026)	1,268	10,083	11,324	(4,013)	(1,525)
SPE Pq Ecoville Emp Im S.A.	50	50	87,637	75,155	28,641	13,752	6,810	7,725	14,321	10,916	3,405	3,862
Gafisa SPE 46 Emp. Im. Ltda.	60	60	21,979	17,392	17,105	11,492	1,086	656	10,263	10,092	652	394
Gafisa SPE 38 Emp. Im. Ltda.	100	100	22,079	12,731	9,348	9,424	(76)	82	9,348	9,424	(76)	82
Gafisa SPE 42 Emp. Im. Ltda.	100	100	28,272	19,591	9,443	9,344	(664)	(1,269)	9,443	9,344	(664)	(1,269)

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest--Continued

(a)    Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	6/30/2012	12/31/2011	06/30/2012	06/30/2012	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011

Apoena SPE Emp Im S.A.	80	80	20,254	9,686	11,218	11,128	1,560	(1,036)	8,974	9,326	1,248	(422)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	26,870	36,419	22,849	3,458	2,052	(8,728)	11,425	9,259	1,026	(4,364)
Gafisa SPE 70 Emp. Im. Ltda.	-	55	-	-	-	15,425	(13)	(138)	-	9,216	(14)	(76)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	13,603	10,990	13,318	9,953	(1,988)	(1,418)	10,655	9,033	(1,590)	(1,134)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	55,786	46,473	9,313	8,919	393	989	9,313	8,919	393	989
Parque do Morumbi Incorporadora Ltda.	80	80	31,240	17,518	15,377	9,371	6,631	445	12,302	7,761	7,741	474
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	93,639	72,982	33,212	14,785	6,365	1,213	16,606	7,639	3,182	1,223
Jardim I Plan., Prom.Vd Ltda.	100	100	21,512	14,536	6,976	7,425	(448)	(1,822)	6,976	7,425	(448)	(1,822)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	35,263	24,834	14,271	9,009	2,004	(892)	11,417	7,324	1,603	(713)
Gafisa SPE 53 Emp. Im. Ltda.	100	100	24,341	19,259	8,455	6,778	309	(2,030)	8,455	6,778	309	(2,030)
Gafisa SPE 22 Emp. Im. Ltda.	100	100	7,841	1,327	6,514	6,661	(147)	(204)	6,514	6,661	(147)	(204)
Patamares 1 Emp. Imob. Ltda	50	50	54,602	35,417	19,185	12,750	6,436	2,110	9,593	6,375	3,218	1,001
O Bosque Empr. Imob. Ltda.	60	60	9,699	352	9,514	9,679	(231)	(58)	5,708	5,847	(139)	667
Gafisa SPE 35 Emp. Im. Ltda.	100	100	17,035	12,228	4,807	5,240	(433)	107	4,807	5,240	(433)	107
Gafisa SPE 39 Emp. Im. Ltda.	100	100	17,447	12,303	5,144	5,149	(5)	363	5,144	5,149	(5)	363
Grand Park - Parque das Aguas Emp Im Ltda.	50	50	30,036	27,681	2,355	8,139	(5,784)	(1,471)	1,177	4,070	(2,892)	(541)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	15,243	11,116	4,127	4,046	81	(124)	4,127	4,046	81	(124)
Gafisa SPE 118 Emp. Im. Ltda.	100	100	3,384	3	3,381	3,381	-	-	3,381	3,381	-	-
Gafisa SPE 113 Emp. Im. Ltda.	60	100	11,047	5,753	5,294	5,578	(284)	(955)	3,176	3,347	(170)	(955)
OCPC01 adjustment – capitalized interests (e)	-	-	-	-	-	-	2,052	-	27,914	25,035	9,428	-
Other	-	-	2,389,433	1,590,810	63,012	33,985	10,858	8,746	41,999	29,211	1,151	21,856
Subtotal			9,430,303	5,986,306	3,621,823	3,392,368	102,756	105,860	3,203,935	3,134,293	56,238	71,500

Other investments (a)									308,160	298,927	-	-
Goodwill on acquisition of subsidiaries (b)									171,604	183,113	-	-
Total investments									3,683,699	3,616,333	56,238	71,500

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries--Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	6/30/2012	12/31/2011	06/30/2012	06/30/2012	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011
Provision for capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	190,331	213,780	(23,449)	(22,371)	(1,078)	(1,597)	(11,725)	(11,186)	(539)	(103)
Gafisa SPE 123 Emp. Im. Ltda.	100	100	21,908	24,698	(2,790)	(2,571)	(218)	-	(2,790)	(2,571)	(218)	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	8,264	11,785	(3,521)	(1,605)	(1,916)	-	(3,521)	(1,605)	(1,916)	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	2,654	3,975	(1,321)	(1,110)	(211)	(201)	(1,321)	(1,110)	(211)	(201)
Península SPE1 S.A.	50	50	8,904	11,078	(2,044)	(2,244)	135	(216)	(1,022)	(1,090)	68	(108)
Other	-	-	173,393	190,615	(7,765)	(2,637)	(1,564)	(13,428)	(6,690)	(1,924)	(1,331)	(7,592)
Total reserve for capital deficiency			405,454	455,931	(40,890)	(32,538)	(4,852)	(15,442)	(27,069)	(19,486)	(4,147)	(8,004)

Total equity pick-up											52,091	63,496

(a)   As a result of the establishment in January 2008 of a unincorporated partnership (SCP), the Company holds interests in such company that as of June 30, 2012 amounts to R$308,160 (December 31, 2011 - R$298,927) - Note 14.

(b)   See composition in Note 10.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 15).

(d)   In the year ended December 31, 2011, a transfer of units from this SCP to this Company  was made for the respective carrying value per share.

(e)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    Change in investments

Opening balance at December 31, 2011	3,616,333
Equity pick-up	52,091
Capital contribution	16,790
Advance for future capital increase	36,902
Acquisition/sale of interest	(7,574)
Dividends receivable	(19,260)
Other investments	7,960
FIDC - Note 5 (ii)	(8,034)
Write-off of Cipesa goodwill for sale of land	(11,509)
Balance at June 30, 2012	3,683,699

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

10. Intangible assets

The intangible assets breakdown is as follows:

	Company
	12/31/2011			06/30/2012
	Balance	Addition	Write-down	Balance
Software – Cost	43,237	7,147	(85)	50,299
Software – Amortization	(21,850)	(3,489)	-	(25,339)
Organization expenditures	9,582	-	(1,412)	8,170
	30,969	3,658	(1,497)	33,130

	Consolidated
	12/31/2011			06/30/2012
	Balance	Addition	Write-down	Balance
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	(10,430)	(11,509)	-	(21,939)
	183,113	(11,509)	-	171,604
Other intangible assets
Software – Cost	60,490	11,273	-	71,763
Software – Amortization	(27,839)	(5,497)	-	(33,336)
Organization expenditures	13,720	-	(1,754)	11,966
	46,371	5,776	(1,754)	50,393

	229,484	(5,733)	(1,754)	221,997

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing

			Company		Consolidated
Type of operation	Original Maturity	Annual interest rate	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 2.20% + CDI	745,100	775,389	896,548	937,019
Promissory notes (ii)	December 2012	125% to 126% of CDI	239,691	231,068	239,691	231,068
National Housing System (i)	April 2012 to August 2015	TR + 8.30 % to 12.00%	189,298	156,911	936,597	684,642
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	2,124	3,125	2,124	3,881
			1,176,213	1,166,493	2,074,960	1,856,610

Current portion			511,768	721,788	944,377	1,135,543
Non-current portion			664,445	444,705	1,130,583	721,067

(i)    Funding for developments – National Housing System (SFH) and for working capital and CCB correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures and subsidiaries.

On June 27, 2011, eight Certificates of Bank Credit (CCBs) were issued by the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

In AUSA, eight CCBs were issued, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

Funds from the mentioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. These covenants were complied with as of June 30, 2012.

(ii)   On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of commercial promissory notes was approved in two series, the 1st in the amount of R$150,000 and the 2nd in the amount of R$80,000, totaling R$230,068. As of June 30, 2012, the issuance balance is R$239,691. The issuance count on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. These covenants were complied with on June 30, 2012.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into short term as of December 31, 2011 by default. In March and June 2012, the Company renegotiated certain restrictive covenants and is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current as of June 30, 2012, according to their maturity in the follow years ending:

	Company		Consolidated
Maturity	06/30/2012	12/31/2011	06/30/2012	12/31/2011
2012	387,434	721,788	710,979	1,135,543
2013	228,370	49,208	541,591	215,263
2014	318,839	163,174	487,561	222,693
2015	134,304	126,982	200,164	152,006
2016 forwards	107,266	105,341	134,665	131,105
	1,716,213	1,166,493	2,074,960	1,856,610

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing --Continued

As of June 30, 2012, the Company and its subsidiaries have credit lines approved and not used for 45 ventures amounting to R$417,007 (Company – not reviewed) and R$1,686,440 (consolidated – not reviewed).

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units amounting to R$3,401,589 as of June 30, 2012 (R$3,806,586 as of December 31, 2011).

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill with such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at June 30, 2012 and December 31, 2011 are disclosed in Note 12.

Financial expenses of loans, financing and debentures (Note 12) are capitalized at cost of each venture, according to the use of funds, and transferred to the income statement based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization varied from 8.59% to 10.54% as of June 30, 2012 (11.61% as of December 31, 2011).

	Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
		(restated)		(restated)
Total financial expenses for the period	169,312	107,888	252,439	209,942
Capitalized financial charges	(67,291)	(45,555)	(113,224)	(103,717)

Financial expenses (Note 24)	102,021	62,333	139,215	106,225

Financial charges included in “Properties for sale”

Opening balance (Note 6)	108,450	116,287	221,814	146,541
Capitalized financial charges	67,291	45,555	113,224	103,717
Charges appropriated to income	(40,757)	(67,070)	(93,163)	(95,298)

Closing balance (Note 6)	134,984	94,772	241,875	154,960

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Original final maturity	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Third program /first placement - Fifth placement (i)	250,000	107.20% of CDI	June 2013	129,842	253,592	129,842	253.592
Sixth placement (ii)	100,000	CDI + 1.50%	June 2014	131,730	124,851	131,730	124.851
Seventh placement (iii)	600,000	TR + 10.20%	December 2014	600,555	601,234	600,555	601.234
Eighth placement /first placement (v)	288,427	CDI + 1.95%	October 2015	292,552	293,819	292,552	293.819
Eighth placement / second placement (v)	11,573	IPCA + 7.96%	October 2016	13,519	12,680	13,519	12.680
First placement (Tenda) (iv)	600,000	TR + 8.22%	April 2014	-	-	612,583	613.024
				1,168,198	1,286,176	1,780,781	1.899.200

Current portion				288,874	1,286,176	601,672	1.899.200
Non-Current portion				879.324	-	1,179,109	-

Current and non-current installments fall due as follows, considering the balances reclassified into current as of December 31, 2011 by default. In March 2012, the Company renegotiated certain restrictive covenants and, in June 30, 2012, is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current as of June 30, 2012, according to their maturity as follows:

	Company		Consolidated
Maturity	06/30/2012	12/31/2011	06/30/2012	12/31/2011
2012	10,615	1,286,176	173,413	1,899,200
2013	426,041	-	725,826	-
2014	574,533	-	724,533	-
2015	149,932	-	149,932	-
2016 onwards	7,077	-	7,077	-
	1,168,198	1,286,176	1,780,781	1,899,200

(i)      On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the 3rd Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000. On April 26, 2012, the Company set the conditions for the scheduled price adjustment, as provided for in the indenture, which was not accepted by 12,138 debenture holders; accordingly, the Company acquired on May 5, 2012 all debentures from those who did not accept the fixed conditions for R$123,192.

(ii)     On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150,000.

(iii)    On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

(iv)    On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)     On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$83,253 at June 30, 2012 (R$59,497 as of December 31, 2011) is pledged to cover the ratio of restrictive debenture covenants.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2012 and December 31, 2011 are as follows:

	06/30/2012	12/31/2011
Fifth placement (b)
Total debt less SFH debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a	78.79%
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over debt	2.38 times	n/a
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt	n/a	3,48 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	23.15%	32.94%

Seventh placement (a)
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	n/a	3.25 times
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	19.00 times	14.27 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	22.17%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.87 times	1.74 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	15.04 times	14.27 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	22.17%	31.8%

First placement – Tenda (a)
The EBIT (2) shall be 1.3 times over the net financial expense or equal to or lower than zero and EBIT higher than zero	n/a	39.35 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt less venture debt with general guarantee, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-5.12	-6.5
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-33.12%	-40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 over the net debt plus payable for purchase of properties plus unappropriated cost	3.29%	2.57 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, restricted cash in guarantee to loans, and restricted credits.

(2)   EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3)   Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

n/a These ratios were replaced, as mentioned in Notes (a) and (b) below.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures—Continued

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because of the EBIT was lower than zero, and of the Fifth Placement of Gafisa because of the ratio was higher than 75% of equity.

(a)    On March 13, 2012, at the Debenture holders’ Meeting, the following resolutions were approved for the First Placement of Tenda and the Seventh Placement of Gafisa:

1.      Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

6.2.1.

(...)

(n) the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited or reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables + Unappropriated Income + Total Inventory > 1.5

Net Debt + Properties Payable + Unappropriated Cost

2.      Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% (First Placement of Tenda) and 125% (Seventh Placement of Gafisa).

3.      As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures—Continued

(b)    On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.    Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 is made by adopting the new methodology “m), by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.      {Total Debt – (Venture Debts + Cash and Cash Equivalents + Short term investments)} ≤ 75%;

                                   Equity

2.      {Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0;

                           Total Debt

A.  For the purposes of the provisions of line (m) above:

(...)

(c)   “Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.   Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

“4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures—Continued

Default on CCB restrictive covenants and waiver

In January, April and June 2012, the Company was in default on the restrictive covenants of a CCB amounting to R$100,000 due to the corporate rating downgrade. Immediately thereafter, the Company negotiated and obtained a waiver from the financial institutions of the early redemption due to the defaults on covenants.

13. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5 (iii) to 5(vii) are as follows:

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Assignment of receivables:
CCI obligation Jun/09 - Note 5(iii)	-	-	18,388	24,791
CCI obligation Jun/11 - Note 5(iv)	37,417	46,283	123,641	169,793
CCI obligation Sep/11 - Note 5(v)	59,385	171,210	65,914	188,191
CCI obligation Dec/11 - Note 5(vi)	34,900	47,505	54,189	72,384
CCI obligation May/12 - Note 5(vii)	15,709	-	52,440	-
Other	31,158	31,911	50,877	46,812
	178,569	296,909	365,449	501,971

Current portion	31,626	32,567	69,734	70,745
Non-current potion	146,943	264,342	295,715	431,226

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

14. Payables to venture partners

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Payable to venture partners (a)	200,000	300,000	263,471	401,931
Usufruct of shares (b)	35,183	39,963	66,297	71,255

	235,183	339,963	329,768	473,186

Current portion	110,555	139,907	158,234	219,796
Non-current portion	124,628	200,056	171,534	253,390

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Payables to venture partners--Continued

(a)   In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of June 30, 2012, the SCP received contributions of R$213,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 200,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of June 30, 2012 payables to venture partners were recognized in the amount of R$200,000, maturing on January 31, 2014. The venture partners receive an annual declared dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate; as of June 30, 2012, the amount accrued totaled R$7,855. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of June 30, 2012, the SCP and the Company is in compliance with these clauses.

In the consolidated financial statements, in April 2010, the subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of June 30, 2012, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of June 30, 2012, payables to investors/venture partners are recognized at R$53,333 (net of the payment mentioned below), with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a. As of June 30, 2012, the balance accrued amounts to R$2,283. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. On April 2, 2012, the Company paid R$26,667 to partners who hold preferred shares. As of June 30, 2012, the Company is in compliance with the above-described clauses.

Dividends are reclassified as financial expenses in the financial statements.

(b)   As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 11, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on effective interest method of amortization in the statement of operations. As of June 30, 2012, the total amount of dividends paid to partners who hold preferred shares was R$13,400 and R$8,600, respectively.

15. Other obligation

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Acquisition of interests	2,286	2,286	20,566	20,560
Provision for penalties for delay in construction works	10,242	12,675	56,132	51,211
Cancelled contract payable	2,042	3,662	50,008	88,279
FIDC payable (a)	-	-	14,865	2,950
Provision for warranty	26,173	25,009	55,999	53,715
Deferred sales taxes (PIS and COFINS)	44,556	29,596	64,821	137,074
Provision for net capital deficiency (Note 9)	27,069	19,486	-	-
Other liabilities	19,975	42,548	75,501	63,282

	132,343	135,262	337,892	417,071

Current portion	77,125	98,773	204,270	274,214
Non-current portion	55,218	36,489	133,622	142,857

(a)   Refers to the operation on assignment of receivables portfolio - Note 5(ii).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

In the period ended June 30, 2012, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	91,735	1,894	14,968	108,597
Additional provision	5,601	-	9,334	14,935
Payment and reversal of provision not used	(2,596)	(358)	(7,035)	(9,989)
Balance at June 30, 2012	94,740	1,536	17,267	113,543

Current portion	20,064	1,536	17,267	38,867
Non-current portion	74,676	-	-	74,676

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	114,177	15,852	39,760	169,789
Additional provision	14,241	131	18,860	33,232
Payment and reversal of provision not used	(8,284)	(452)	(10,524)	(19,260)
Balance at June 30, 2012	120,134	15,531	48,096	183,761

Current portion	20,064	1,536	17,267	38,867
Non-current portion	100,070	13,995	30,829	144,894

(a)    Civil, tax and labor claims

As of June 30, 2012, the provisions related to civil claims include R$74,676 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$5,157, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$57,983, in connection with the restriction of the usage of the Gafisa’s bank account; and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(a)    Civil, tax and labor claims--Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(i)     The subsidiary AUSA is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) Probable in regard to the principal and interest, and (ii) Remote in regard to the fine for noncompliance with accessory liabilities. The amount of contingency, rated by legal counsel as a probable loss, amounts to R$12,094 and is provisioned at June 30, 2012.

(ii)    As of June 30, 2012, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$150,211. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

As of June 30, 2012, the Company and its subsidiaries have judicially deposited the amount of R$95,833 (R$85,702 as of December 31, 2011) in the Company’s interim financial information, and R$123,087 (R$108,436 as of December 31, 2011) in the consolidated interim financial information (Note 7) in connection with the aforementioned legal claims.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(a)    Civil, tax and labor claims --Continued

(iii)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

(iv)   Lawsuits in which likelihood of loss is rated as possible

In addition, as of June 30, 2012, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$629,844 (R$489,549 as of December 31, 2011), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits and review of the involved amounts.

			Consolidated
Civil claims	Tax claims	Labor claims	Total
461,740	56,245	111,859	629,844

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(b)    Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4.2, at June 30, 2012, the Company and its subsidiaries have restricted financial investments which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include the receivables pledged in guarantee of 120% of the debt outstanding.

(c)    Commitments

In addition to the commitments mentioned in Notes 6, 9, 11 and 12, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 28 properties real estates where its facilities are located, the monthly cost amounting to R$1,123 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of June 30, 2012, the Company, through its subsidiaries, has long-term obligations in the amount of R$25,040 (R$24,858 as of December 31, 2011), related to the supply of the raw material used in the development of its real estate ventures.

(iii)   As mentioned in Note 9, the Company informs that the amount negotiated to acquire the remaining 20% interest in the capital stock of AUSA amounts to R$359 million, which will be settled through the issuance of Gafisa (parent company) shares estimated at 70,251,551 common shares. The number of shares that shall be issued to settle this transaction is being decided at an arbitration process initiated by the non-controlling shareholders of AUSA.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Obligations for purchase of properties and advances from customers

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Obligations for purchase of properties	147,617	203,284	365,614	493,176
Adjustment to present value	(2,644)	(4,433)	1,073	(4,034)
Advances from customers
Development and sales - Note 5(i)	39,205	57,297	147,675	215,042
Barter transaction - Land (Note 6)	21,418	30,111	51,096	83,506

	205,596	286,259	565,458	787,690

Current portion	158,224	232,792	451,129	610,555
Non-current portion	47,372	53,467	114,329	177,135

18. Equity

18.1.  Capital

As of June 30, 2012, the Company's authorized and paid-in capital amounts to R$2,734,159 (R$2,734,157 as of December 31, 2011), represented by  432,872,285 (432,699,559 as of December 31, 2011) registered common shares without par value, of which 599,486 were held in treasury.

In May 2012, a capital increase was approved in the amount of R$2 with the issuance of 172,726 new common shares.

In the period ended June 30, 2012, there was no change in common shares held in treasury.

Treasury shares - 06/30/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	1,577	1,731

(*)   Market value calculated based on the closing share price at June 30, 2012 of R$2.63, not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 16).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.1.  Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Exercise of stock option	173

Authorized shares at June 30, 2012	432,872

Weighted average shares outstanding	432,158

18.2.  Allocation of income for the year

According to the Company’s by-laws, net income for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

18.3.  Stock option plan

Expenses for granting stocks recorded under the account “general and administrative expenses” (Note 23) in the period ended June 30, 2012 and 2011 are as follows:

	06/30/2012	06/30/2011

Gafisa	11,423	6,310
Tenda	290	1,106
	11,713	7,416

Alphaville	8,070	728
	19,783	8,144

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa

The Company’s Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things: (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended June 30, 2012 and in the year ended December 31, 2011.

As of June 30, 2012 and December 31, 2011, the changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	06/30/2012		12/31/2011
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	16,634,974	8.94	8,787,331	11.97
Options granted	-	-	12,855,000	10.60
Options exercised (i)	(172,726)	0.01	(1,184,184)	12.29
Options expired	(179,774)	10.24	(36,110)	8.12
Options forfeited	(4,109,523)	7.38	(3,787,063)	13.88

Options outstanding at the end of the period	12,172,951	7.68	16,634,974	8.94

Options exercisable at the end of the year	1,506,149	9.22	1,991,712	9.81

(i)    In the period ended June 30, 2012, the amount received through exercised options was R$2 (R$4,959 in the year ended December 31, 2011).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa--Continued

The analysis of prices as of June 30, 2012 and December 31, 2011 is as follows:

	In Reais
	2012	2011

Exercise price per option at the end of the period/year	7.71-13.14	4.57-22.79

Weighted average exercise price at the option grant date	7.68	9.03

Weighted average market price per share at the grant date	9.21	10.03

Market price per share at the end of the period/year	2.63	4.12

The options granted will provide to their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at June 30, 2012 was 0.51% corresponding to a loss of R$(0.1278).

In the period ended June 30, 2012, the Company recognized the amounts of R$11,423 (Company) and R$19,783 (consolidated) (Note 23), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(ii)   Tenda

The subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to maximum 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among others: (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the period ended June 30, 2012 Tenda recorded stock option plan expenses amounting to R$290 (R$1,106 as of June 30, 2011).

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of June 30, 2012, the amount of R$14,493, related to the reserve for granting options of Tenda is recognized under the account “Intercompany” of Gafisa.

(iii)  AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan --Continued

On April 1, 2011, a stock option plan was launched by the Company, granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

As of June 30, 2012 and December 31, 2011, the changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2012		2011
	Number of Options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the period/year	1,629,000	10.48	1,932,000	8.01
Options granted	-	-	364,000	10.48
Options exercised	(210,000)	10.48	(133,000)	7.81
Options forfeited /sold	(36,000)	10.48	(534,000)	7.61
Options outstanding at the end of the period/year	1,383,000	10.48	1,629,000	10.48

The dilution percentage at June 30, 2012 was 0.0005%, corresponding to earnings per share after dilution of R$0.511990 (R$0.511988 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$8,070, including R$7,403 related to the adjustment of the balance payable, which totals R$12,751 (see Note 21) in the period ended June 30, 2012 (R$728 in 2011).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the period ended June 30, 2012 and 2011 is as follows:

	Consolidated
	06/30/2012	06/30/2011
		(restated)
Income (loss) before income and social contribution taxes, and statutory interest	10,498	(92,330)
Income tax calculated at the applicable rate - 34%	(3,569)	31,392
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	30,962	13,281
Tax losses carryforwards (used)	1,231	1
Stock option plan	(6,726)	(2,769)
Other permanent differences	18,351	19,090
Charges on payables to venture partners	2,670	(96)
Tax benefits not recognized	(68,872)	(27,331)
	(25,933)	33,567
Effective rate of income and social contribution taxes	247.0%	-
Tax expenses - current	(17,856)	(21,521)
Tax expenses - deferred	(8,077)	55,088

(ii)     Deferred income and social contribution taxes

The Company recognized tax assets on losses on income and social contribution taxes carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of June 30, 2012 and December 31, 2011, the Company did not recognize any deferred tax assets calculated on the tax loss. In the period ended June 30, 2012, there was no change in the retained earnings scenario.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

As of June 30, 2012 and December 31, 2011, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Assets
Provisions for legal claims	38,604	36,923	63,469	57,728
Temporary differences – PIS and COFINS deferred	15,048	17,274	30,322	35,755
Provisions for realization of non-financial assets	8,440	11,981	24,195	31,672
Temporary differences – CPC adjustment	49,540	45,103	61,029	85,865
Other provisions	33,231	41,995	86,538	102,002
Income and social contribution tax loss carryforwards	77,020	69,055	279,276	247,872
Tax credits from downstream acquisition	18,352	8,793	18,352	8,793
Tax benefits not recognized	(176,551)	(150,079)	(412,854)	(343,982)
	63,684	81,045	150,327	225,705

Liabilities
Negative goodwill	(91,163)	(90,101)	(96,187)	(95,125)
Temporary differences –CPC adjustment	(15,255)	(14,862)	(16,783)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(21,080)	(42,883)	(128,436)	(198,720)
	(127,498)	(147,846)	(241,406)	(308,707)

Total net	(63,814)	(66,801)	(91,079)	(83,002)

20. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of June 30, 2012 and December 31, 2011, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations--Continued

b)    Derivative financial instruments --Continued

As of June 30, 2012, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from September 2012 and June 2017. The derivative contracts are as follows:

Consolidated
	Reais		Percentage	Validity		Gain (loss) not realized by derivative instruments - net
Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	06/30/2012	12/31/2011

Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	6/15/2011	12/19/2011	-	(16)
Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	3/30/2012	-	505
Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	3/30/2012	9/28/2012	1,569	856
Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	9/28/2012	3/28/2013	1,977	815
Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	3/28/2013	9/30/2013	1,522	238
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	9/30/2013	3/28/2014	1,003	117
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	3/28/2014	9/30/2014	776	251
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	9/30/2014	3/30/2015	595	297
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	3/30/2015	30/9/2015	124	(54)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	9/30/2015	3/31/2016	248	97
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	3/31/2016	9/30/2016	5	(55)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	9/30/2016	3/30/2017	268	167
Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	6/28/2011	12/29/2011	-	112
Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	6/20/2012	-	1,316
Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	6/20/2012	12/20/2012	2,277	1,074
Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	6/20/2013	2,417	836
Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	6/20/2013	12/20/2013	1,642	324
Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	6/20/2014	1,397	324
Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	6/20/2014	12/22/2014	510	19
Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	6/22/2015	519	284
Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	6/22/2015	12/21/2015	237	(64)
Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	6/20/2016	355	213
Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	6/20/2016	12/20/2016	27	(45)
Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	6/20/2017	221	124
						17,689	7,735

During the period ended June 30, 2012, the amount of R$5,186 in the Company’s interim financial information and R$10,036 in the consolidated interim financial information, which refers to net result of the interest swap transaction, was recognized in the “financial income (loss)” line, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note  24).

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 11 and 12. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimation of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Note 12).

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

	Consolidated
Period ended June 30, 2012	Less than 1 year	1 to 3 years	3 to 5 years	Total
Loans and financing	944,377	975,745	154,838	2,074,960
Debentures	601,672	1,022,100	157,009	1,780,781
Payables to venture partners	158,234	158,759	12,775	329,768
Suppliers	174,892	-	-	174,892
	1,879,175	2,156,604	324,622	4,360,401

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk--Continued

	Consolidated
Year ended December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	Total
Loans and financing	1,135,543	437,232	283,835	1,856,610
Debentures	1,899,200	-	-	1,899,200
Payables to venture partners	219,796	233,771	19,619	473,186
Suppliers	135,720	-	-	135,720
	3,390,259	671,003	303,454	4,364,716

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, direct or indirectly;

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the Interim Financial Information as of June 30, 2012 and December 31, 2011:

	Company			Consolidated
	Fair value classification
As of June 30, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	334	-	-	84,267	-
Short-term investments (Note 4.2)	-	129,132	-	-	796,623	-
Derivative financial instruments	-	9,603	-	-	17,689	-

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	1,110	-	-	50,970	-
Short-term investments (Note 4.2)	-	90,962	-	-	846,062	-
Derivative financial instruments	-	4,418	-	-	7,735	-

(ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)     The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)    The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments--Continued

The main consolidated carrying amounts and fair values of financial assets and liabilities at June 30, 2012 and December 31, 2011 are as follows:

	Consolidated
	06/30/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	300,654	300,654	137,598	137,598
Short-term investments (Note 4.2)	796,623	796,623	846,062	846,062
Trade account receivable (Note 5)	4,667,532	4,667,532	4,826,448	4,826,448

Financial liabilities
Loans and financing (Note 11)	2,074,960	2,079,338	1,856,610	1,860,995
Debentures (Note 12)	1,780,781	1,788,424	1,899,200	1,907,463
Payables to venture partners (Note 14)	329,768	329,768	473,186	473,186
Suppliers	174,892	174,892	135,720	135,720

a)     Risk of debt acceleration

As of June 30, 2012, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

b)     Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•  The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments--Continued

b)    Market risk --Continued

•  Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•  The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•  In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•  Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•  Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•  The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•  The opportunities for development may decrease.

•  The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments --Continued

b)    Market risk --Continued

•  Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•  Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•  Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the period ended June 30, 2012.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments--Continued

	Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Loans and financing (Note 11)	1,176,213	1,166,493	2,074,960	1,856,610
Debentures (Note 12)	1,168,198	1,286,176	1,780,781	1,899,200
Obligation assumed on assignment of receivables (Note 13)	178,569	296,909	365,449	501,971
Payables to venture partners (Note 14)	235,183	339,963	329,768	473,186
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(143,750)	(123,188)	(1,097,277)	(983,660)
Net debt	2,614,413	2,966,353	3,453,681	3,747,307
Equity	2,629,720	2,648,473	2,746,145	2,747,094
Equity and net debt	5,244,133	5,614,826	6,199,826	6,494,401

(iv)  Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s result, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

At June 30, 2012, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR);

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 8.35%, the TR at 0.00%, the INCC rate at 7.04%, the General Market Prices Index (IGP-M) at 5.14% and the National Consumer Price Index – Extended (IPCA) at 4.92%.

The scenarios considered were as follows:

Scenario I: 50% increase in the variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis--Continued

At June 30, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	24,144	12,072	(12,072)	(24,144)
Loans and financing	Increase/decrease of CDI	(43,787)	(21,894)	21,894	43,787
Debentures	Increase/decrease of CDI	(21,875)	(10,938)	10,938	21,875
Payables to venture partners	Increase/decrease of CDI	(9,366)	(4,683)	4,683	9,366
SWAP	Increase/decrease of CDI	(13,072)	(6,837)	7,515	15,802

Net effect of CDI variation		(63,956)	(32,280)	32,958	66,686

Loans and financing	Increase/decrease of TR	0	0	0	0
Debentures	Increase/decrease of TR	0	0	0	0

Net effect of TR variation		0	0	0	0

Loans and financing	Increase/decrease of IPCA	(317)	(158)	158	317

Net effect of IPCA variation		(317)	(158)	158	317

Clients	Increase/decrease of INCC	153,430	76,715	(76,715)	(153,430)
Inventory	Increase/decrease of INCC	73,521	36,761	(36,761)	(73,521)
Obligation assumed on assignment of receivables	Increase/decrease of INCC	(1,952)	(976)	976	1,952

Net effect of INCC variation		224,999	112,500	(112,500)	(224,999)

Obligation assumed on assignment of receivables	Increase/decrease of IGP-M	(4,053)	(2,027)	2,027	4,053

Net effect of IGP-M variation		(4,053)	(2,027)	2,027	4,053

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties

21.1.  Balances with related parties

The balances between parent and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Assets
Current account (c):
Total SPEs	103,797	34,162	75,443	50,694
Thirty party’s works (a)	18,047	33,513	18,047	33,513
Loan receivable (d)	70,391	59,066	117,159	104,059
Dividends receivable	38,159	50,471	-	-
	230,394	177,212	210,649	188,266

Current portion	160,003	118,146	93,490	84,207
Non-current portion	70,391	59,066	117,159	104,059

Liabilities
Obligation for stock plan - AUSA	-	-	(12,751)	-
Current account (c):
Condominium and consortia (b)	(44,191)	(30,586)	(44,191)	(30,717)
Purchase/sale of interests	-	-	(35,510)	(25,000)
Total SPEs and Tenda	(526,522)	(167,611)	(45,525)	(42,220)
	(570,713)	(198,197)	(137,977)	(97,937)

Current portion	(570,713)	(198,197)	(137,977)	(97,937)

(a)   Refers to operations in third-party’s works.

(b)   Refers to transactions between the consortia leader and partners and condominiums.

(c)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.1.  Balances with related parties --Continued

(d)   The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below:

	Consolidated
	6/30/2012	12/31/2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	9,689	9,389	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	12,544	7,276	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,463	1,636	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	688	860	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	4,429	3,443	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	2,912	2,119	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	12	11	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	309	946	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	37,157	29,541	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	13	2,622	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	119	113	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	56	54	Construction	10% p.a. fixed rate + TR
Target	-	1,056	Construction	IGPM + 12% p.a.
Total Company	70,391	59,066

Fit Jardim Botanico SPE Emp. Imob. Ltda.	16,843	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	6,002	5,585	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda.	951	875	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	3,978	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,074	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	1,607	1,251	Construction	12% p.a. fixed rate + IGPM
Jardins da Barra Desenv. Imob. Ltda.	9,196	4,800	Construction	6% p.a. fixed rate
Fit Roland Garros Emp. Imob. Ltda.	4,461	4,461	Construction	-
Outros	657	4,707	Construction	Several
Total consolidated	117,159	104,059

In the period ended June 30, 2012 the recognized financial income from interest on loans amounted to R$2,624 (R$2,539 in 2011) in the Company’s interim financial information and R$3,429 (R$2,797 in 2011) in the consolidated interim financial information (Note 24).

Information regarding management transactions and compensation is described in Note 25.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for financial institutions, which amounted to R$1,629,394, as of June 30, 2012.

22. Net operating revenue

	Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
		(restated)		(restated)
Gross operating revenue
Real estate development, sale and barter transactions	714,897	586,836	1,972,864	1,837,264
Reversal of provision for cancelled contracts (Note 5(i))	-	-	140,720	-
Taxes on sale of real estate and services	(62,101)	(45,504)	(145,214)	(120,991)
Net operating revenue	652,796	541,332	1,968,370	1,716,273

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Cost of real estate development and sale:		(restated)		(restated)
Construction cost	290,221	352,737	1,174,496	1,144,303
Land cost	149,890	61,379	261,224	138,216
Development cost	17,196	17,496	63,863	46,940
Capitalized financial charges	40,757	67,070	93,163	95,298
Maintenance / warranty	10,676	10,368	16,909	14,821
Cost of real estate in the recognition of the provision for cancelled contracts (Note 5 (i))	-	-	(122,005)	-
	508,740	509,050	1,487,650	1,439,578

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Costs and expenses by nature --Continued

	Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Commercial expenses:		(restated)		(restated)
Marketing expenses	21,937	23,282	59,337	59,872
Brokerage and sale commission	21,037	22,327	56,903	57,416
Institutional marketing expenses	3,055	3,242	8,262	8,337
Customer Relationship Management expenses	2,777	2,947	7,511	7,579
Other	1,667	1,769	4,638	4,548
	50,473	53,567	136,651	137,752

General and administrative expenses:
Salaries and payroll charges	21,399	22,891	65,197	62,154
Employee benefits	1,282	1,333	4,767	5,031
Travel and utilities	1,320	1,586	5,268	6,737
Services	10,913	5,381	17,921	10,059
Rents and condominium fees	2,548	2,239	6,860	6,000
IT	3,387	3,413	7,541	6,461
Stock option plan (Note 18.3)	11,423	6,310	19,783	8,144
Reserve for profit sharing (Note 25 (iii))	12,800	258	29,215	4,483
Other	987	1,820	15,466	7,592
	66,059	45,231	172,018	116,661

24. Financial income

	Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Financial income		(restated)		(restated)
Income from financial investments	5,446	17,122	24,929	29,264
Financial income on loan (Note 21)	2,624	2,539	3,429	2,797
Other interest income	549	955	1,685	1,498
Other financial income	493	213	11,367	12,802
	9,112	20,829	41,410	46,361
Financial expenses (Note 11)
Interest on funding, net of capitalization	(80,131)	(53,989)	(81,328)	(64,474)
Amortization of debenture cost	(1,723)	(145)	(1,814)	(239)
Payables to venture partners	-	-	(16,390)	(16,929)
Banking expenses	(1,590)	(908)	(5,878)	(10,074)
Derivative transactions (Note 20 (i) (b))	5,186	-	10,036	-
Discount – securitization transaction	(17,232)	-	(22,725)	-
Other financial expenses	(6,531)	(7,291)	(21,116)	(14,509)
	(102,021)	(62,333)	(139,215)	(106,225)

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” in the period ended June 30, 2012, related to the compensation of the Company’s key management personnel are as follows:

Period ended June 30, 2012	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	9	3	5	17
Annual fixed compensation (in R$ thousand)	426	35	867	1,328
Salary / Fees	426	35	820	1,281
Direct and indirect benefits	-	-	47	47
Other	-	-	-	-
Variable compensation (in R$ thousand)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$ thousand)	-	12	163	175
Total compensation	-	35	867	902

The maximum aggregate compensation of the Company’s management for this year, from January to December 2012, was established at R$17,042, as approved at the Annual Shareholders’ Meeting held on May 11, 2012.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees --Continued

(ii)   Commercial operations

In the period ended June 30, 2012, no commercial operations were carried out by units sold to the Management and the total receivable amounts to R$3,595 thus far.

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan and the achievement of specific targets, established and agreed-upon at the beginning of each year. The recognition of the provision for Company bonus for 2012 takes into consideration two metrics: (1) generation of cash from operations and (2) indebtedness ratio (net debt / equity). Accordingly, as of June 30, 2012, the Company recorded a provision for profit sharing amounting to R$12,800 in the Company’s interim financial information and R$29,215 in the consolidated interim financial information (R$4,483 in 2011 related to the subsidiary AUSA) under the account “general and administrative expenses” (Note 23). In 2011, the metrics used to recognize the provision for bonus were different, and these were only reached by the subsidiary AUSA.

26. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The assumptions adopted, given their nature, are not included in the scope of the auditor’s review of interim financial information.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the loss for the year, according to CPC 41, shares with dilutive potential are not considered when there is a loss, because the impact would be antidilutive.

		06/30/2011
	06/30/2012	(restated)
Basic numerator
Loss	(30,468)	(75,134)

Basic denominator (in thousands of shares)
Weighted average number of shares	432,158	431,283

Basic loss per share = R$	(0.0705)	(0.1742)

Diluted numerator
Loss	(30,468)	(75,134)

Diluted denominator (in thousands of shares)
Weighted average number of shares	432,158	431,283
Stock options	2,223	2,040
Non-controlling interest shares (Note 9)	70,252	70,252
Antidilutive effect	(72,475)	(72,292)

Weighted average number of shares	432,158	431,283

Diluted loss per share - R$	(0.0705)	(0.1742)

28. Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	2012
Net operating revenue	1,080,728	596,396	291,246	1,968,370
Operating costs	(842,385)	(513,250)	(132,015)	(1,487,650)

Gross income	238,343	83,146	159,231	480,720

Depreciation and amortization	(25,136)	(6,483)	(1,069)	(32,688)
Financial expenses	(103,481)	(16,357)	(19,377)	(139,215)
Financial income	16,167	19,183	6,060	41,410
Tax expenses	(12,972)	(8,024)	(4,937)	(25,933)

Net income (loss) for the period	(34,633)	(43,142)	47,307	(30,468)

Customers (short and long term)	2,679,087	1,425,307	563,138	4,667,532
Inventories (short and long term)	1,087,674	1,092,597	255,282	2,435,553
Other assets	744,428	1,126,909	196,232	2,067,569

Total assets	4,511,189	3,644,813	1,014,652	9,170,654

Total liabilities	3,669,269	2,158,587	596,653	6,424,509

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	06/30/2011 (restated)
Net operating revenue	902,720	539,780	273,773	1,716,273
Operating cost	(809,831)	(491,722)	(138,025)	(1,439,578)

Gross income	92,889	48,058	135,748	276,695

Depreciation and amortization	(25,011)	(9,359)	(749)	(35,119)
Financial expenses	(83,669)	(5,854)	(16,702)	(106,225)
Financial income	24,264	16,303	5,794	46,361
Tax expenses	14,767	24,514	(5,714)	33,567

Net income (loss) for the period	(110,086)	(29,040)	63,992	(75,134)

Customers (short and long term)	3,032,744	1,890,296	419,606	5,342,646
Inventories (short and long term)	1,497,501	761,144	215,012	2,473,657
Other assets	1,082,735	691,957	181,465	1,956,157

Total assets	5,612,980	3,343,397	816,083	9,772,460

Total liabilities	3,988,997	1,665,386	533,607	6,187,990

(i)    Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of June 30, 2012:

29.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	13,034,547
Appropriated sales revenue (A)	(9,540,593)
Unappropriated revenue – external venture management (*)	533,531
Unappropriated sales revenue (B) (*)	4,027,485

Completed ventures (C)	1,549,590

Cumulative receipts (D)	(6,129,378)
Advances from clients
Appropriated revenue surplus (Note 17) (E)	147,675

Total accounts receivable from developments (Note 5) (A-C-D-E)	5,108,480

(*) Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause.

The real estate development revenue from units sold and under construction of real estate development is appropriated to income over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation of income over the construction period are described in Note 2 – Presentation of interim financial information and summary of main accounting practices.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Ventures under construction – information and commitment--Continued

29.2     As of June 30, 2012, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	1,113,287
Budgeted cost to be incurred with units in inventory (*)	1,562,595
Total budgeted cost incurred and to be incurred with units in inventory (F)	2,675,882

Budgeted cost of units sold (*) (G)	9,489,016
Incurred cost of units sold (H)	(7,271,622)
Unappropriated Budgeted cost of units sold (*) (I)	2,217,394

Total cost incurred and to be incurred (F+G)	12,164,898

(*)Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

29.3     As of June 30, 2012, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	4,027,485
Unappropriated barter for land	51,096
4,078,581

Unappropriated cost of units sold (I)	(2,217,394)
Estimated income	1,861,187

Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC). The estimated income shown does not consider the tax effects or the present value adjustment, which will be carried out as at the extent they are realized.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Gafisa S.A. Notes to the individual and consolidated interim financial information --Continued June 30, 2012 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Ventures under construction – information and commitment--Continued

29.4     As of June 30, 2012, the cumulative income of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A)	9,540,593
Appropriated barter for land	343,050
9,883,643

Incurred cost of units sold (H)	(7,271,622)
Income	2,612,022

The above income is gross of taxes and present value adjustment (AVP).

30. Communication with regulatory bodies

a)  On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC.

On July 31, 2012, the Company received the CVM/SEP/GEA-5/ Letter No. 208/2012, requesting information related to criteria for measurement and recognition of revenue and enhancement in the disclosure of some notes to interim financial information, as mentioned in Notes 2 and 29. The Company is already preparing such information and will send to CVM before the deadline.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Comments on Company’s Business projections

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches.  In the first half of 2012, the Group launched Gafisa $ 1 billion. Gafisa was able to launch 45% of the mid-range of 2012 guidance of R$1.5 billion for the segment.  AlphaVille’s launches, were in line with the internal planning, representing 1/3 of the guidance for the year. Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the 1H12.  We want to re-launching the Tenda operations under a profitable business model.

Table 1. Launche Guidance – 2012 Estimates  versus Actual figures 1H12

Launches Guidance 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidaded Launches (R$2.70 – R$3.30bn)	R$3.00bn	R$1.01bn	34%
Breakdown by Brand
Launches Gafisa (R$1.35 – R$1.65bn)	R$1.50bn	R$681mn	45%
Launches AlphaVille (R$1.08 – R$1.32bn)	R$1.20bn	R$330mn	27%
Launches Tenda (R$270 – R$330mn)	R$300 mn	R$0	0%

As of June 30, 2012, the Company had R$1 billion in cash and cash equivalents. During 1H12 operational consolidated cash flow reached approximately R$361 million, representing 60% of the mid-range guidance of R$500 – R$700 million for the full year of 2012. The key drivers of cash flow generation include: (1) our ability to deliver units at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, that had a minor contribution to the results posted in the period.

Table 2. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 1H12

Guidance 2012	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Operational Cash Flow (R$500 – R$700 mn)	R$600	R$361	60%

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first-half of 2012, the Gafisa Group delivered 12,197 units and transferred 6,300 Tenda customers to financial institutions, achieving 50% of the mid-range of the guidance for both figures.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Table 3. Other Relevant Opeational Indicators – 2012 Estimates  versus Actual figures 1H12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Units to be Delivered (22-26K)	24,000	12,197	51%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,026	56%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	1,637	34%
# Units to be Delivered Tenda (11,000-13,000)	12,000	6,534	54%

Table 4. Tenda Milestones – 2012 Estimates  versus Actual figures 1H12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	6,422	54%

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

06/30/2012

As of June 30, 2012, there is no shareholder holding more than 5% of the voting capital.

	06/30/2012

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	432,272,799	99.86%

Total shares	432,872,285	100.00%

06/30/2011

	06/30/2011

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	431,538,253	99.86%

Total shares	432,137,739	100.00%

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	06/30/2012

	Common shares

	Shares	%

Shareholders holding effective control of the Company	-	0.00%
Board of Directors	357,795	0.08%
Executive directors	1,094,226	0.25%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	1,452,021	0.33%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	430,820,778	99.53%

Total shares	432,872,285	100,00%

	09/30/2010

	Common shares

	Shares	%

Shareholders holding effective control of the Company
Board of Directors	134,968	0.03%
Executive directors	486,692	0.11%
Fiscal council

Executive control, board members, officers and fiscal council	621,660	0.14%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	430,916,593	99.72%

Total shares	432,137,739	100.00%

(*) Excludes shares of effective control, management, board and in treasury

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended June 30, 2012; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended June 30, 2012.

Sao Paulo, August 8, 2012

GAFISA S.A.

Management

Quarterly information - 06/30/2012 – Gafisa S.A. (A free translation from the original in Portuguese into English)

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

iii)            Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended June 30, 2012; and

iv)           Management has reviewed and agreed with the interim information for the quarter ended June 30, 2012.

Sao Paulo, August 8, 2012

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer